Exhibit 99.6

KEEGAN RESOURCES INC.

An Independent Qualified Persons' Report On Esaase Gold Project in the Ashanti Region, Ghana

Effective Date: 06 November 2012
Issue Date: 08 November 2012
Minxcon Reference: M12-085

Authors:
Antonio Umpire
Mineral Resources Manager International (CIP 91856)

CJ Muller (Director Minxcon):
B.Sc. (Hons) (Geol.), Pr. Sci. Nat

Minxcon
Suite 5, Coldstream Office Park
Cnr Hendrik Potgieter & Van Staden Streets
Little Falls, Roodepoort, South Africa
Tel: +27 11 958 2899 | Fax: +27 11 958 2105
www.minxcon.co.za
Directors: NJ Odendaal, D Van Heerden, CJ Muller
Registration No. 2004/029587/07

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	ii

INFORMATION RISK

This Report was prepared by Minxcon (Pty) Ltd (“Minxcon”). In the preparation of the Report, Minxcon has utilised information relating to operational methods and expectations provided to them by various sources. Where possible, Minxcon has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with the requirements of the SAMREC and NI 43-101 Reporting Codes.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of any operating entity.

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                                    DATE AND SIGNATURE PAGE

Yours faithfully,

______________________________
CJ MULLER B.Sc. (Hons) (Geol.), Pr. Sci. Nat. DIRECTOR

Effective Date of Report:                                                                      06 November 2012
Issue Date of Report:                                                                            08 November 2012

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FIGURES
Figure 1: The Location of the Esaase Gold Project in West Africa	16
Figure 2: Location of the Esaase Gold Project in Ghana	17
Figure 3: Location of the Project Operations	18
Figure 4: Esaase Gold Project Properties and Boundaries	20
Figure 5: Generalised stratigraphy of Southwest Ghana	28
Figure 6: Geology of southwest Ghana highlighting the Regional Geology around Esaase Gold Project	29
Figure 7: IP Resistivity, Northeast Structures and Alluvial Mining	30
Figure 8: Core Photos of Lithology from the Esaase Deposit	31
Figure 9: Schematic Structural Model for the Esaase deposit and vicinity	32
Figure 10: Typical Weathering Profile at the Esaase Project Looking North	33
Figure 11: Example of folded and broken early veins	34
Figure 12: Example of sheeted veining with visible gold	34
Figure 13: VTEM 92 m Layered Earth Inversion (LEI)	36
Figure 14: Gold in Soil Thematic Map for the Esaase concession	37
Figure 15: Gold in Soil Thematic Map for the Jeni River concession	37
Figure 16: Gold in soil contour map	38
Figure 17: Drill Hole Locations for the Keegan Esaase Gold Project	39

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Figure 18: Geological Domains used for the Resource Estimation:	51
Figure 19: Sectional west to east View of Domains and Weathering Profile	52
Figure 20: Mineral Resource Classification of Esaase	67
Figure 21: Section of the Mineral Resource Classification of Esaase with Search Volumes	67
Figure 22: Section of the Mineral Resource Classification of Esaase with Number of Samples	68
Figure 23: Plan View Indicator AUOK Grades	68
Figure 24: West East Section View of Indicator AUOK Grades	69
Figure 25: West East Section View of Indicator AUOK Grades with Intersection Drill holes	69
Figure 26: Plan View of AUOK Grades	70
Figure 27: West East Section of AUOK Grades	70
Figure 28: West East Section 2 of AUOK Grades	71
Figure 29: Section Comparison showing the resolution difference between the original model and the 2012 Minxcon geological model	72
Figure 30: Grade Tonnage curves for Measured, Indicated and Inferred mineral resource categories	73
Figure 31: Summary Geophysical (VTEM 92 m LEI) and Geochemical (Gold-in-Soils) Map	74

TABLES

Table 1: Esaase Mining Lease and Concession areas	19
Table 2: Esaase Gold Project Coordinates	19
Table 3: Prior ownership and ownership changes	23
Table 4: Mineral Resources for the Esaase Gold Project dated November 2011	25
Table 5: Mineral Resources for the Esaase Gold Project dated April 2009	26
Table 6: Mineral Resources for the Esaase Gold Project dated December 2007	26
Table 7: Historical Mineral Reserves Estimate for Esaase Gold Project 2011	26
Table 8: Drilling summary statistics	39
Table 9: Classical Statistical Analysis per Reef	53
Table 10: Variography Top-Cut Values per Domain	54
Table 11: Kriging Capping Values per Domain	55
Table 12: Variogram Parameters	56
Table 13: Global Means	57
Table 14: Declustered Statistics per Reef	58
Table 15: Mineral Resources for Esaase Gold Project 2012 at 0.8 g/t Cut-Off	59
Table 16: Mineral Resources for Esaase Gold Project 2012 at 0.4 g/t Cut-Off	59
Table 17: Mineral Resources for Esaase Gold Project 2012 at 0.6 g/t Cut-Off	60
Table 18: Mineral Resources for Esaase Gold Project 2012 at 1.0 g/t Cut-Off	60
Table 19: Mineral Resources for Esaase Gold Project 2012 for the Main and Secondary Zones at Various Cut-Off Grades	61
Table 20: Mineral Resources for Esaase Gold Project 2012 for the Main Zone at Various Cut-Off Grades	62
Table 21: Mineral Resources for Esaase Gold Project 2012 for the Secondary Zone at Various Cut-Off Grades	63
Table 22: Reconciliation between the Coffey, September 2011 Resource Declaration and the Minxcon November 2012 Mineral Resource Estimate	64
Table 23: Confidence Levels of Key Criteria for Drilling, Sampling and Geology	65

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APPENDICES

Appendix 1: Histograms and Probability Plots	79
Appendix 2: Variograms	88

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ITEM 1  – EXECUTIVE SUMMARY

Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Keegan Resources Incorporated (“Keegan” or “the Client”) to compile an updated NI 43-101 technical report for the Esaase Gold Project (“Project Area” or “Esaase”), Ghana, for use as a posting on the Canadian securities regulatory electronic filing site, SEDAR.

Item 1 (a)	– Property Description

The Esaase Project Area is located in southwest Ghana, West Africa, approximately 35 km southwest of the regional capital of Kumasi in the Ashanti Region and 285 km northwest of Accra. The Project Area can be accessed via 18 km of tarred roads to the village of Amankyea and then by secondary gravel roads via the villages of Ahwerewa and Tetrem.

General Location of the Esaase Gold Project in West Africa

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Location of the Esaase Gold Project in Relation to Settlements in Ghana

Item 1 (b)	– Ownership of the Property

The Esaase Gold Project and the mining lease on which it is based are owned 100% by Keegan Resources Ghana Ltd (KRGL).  Keegan owns 90% of Keegan Resources Ghana, with the Government of Ghana owning a 10% free-carried interest. The Lease is also subject to a 5.0% NSR owed to the Government of Ghana as well as a 0.5% royalty owed to the Bonte Liquidation Committee.

Item 1 (c)	– Geology and Mineralisation

Regional Geology
The geology of economic interest in Ghana is comprised predominantly of rocks of the Birimian (2.17-2.18 Ga) and to a lesser extent of units of the Tarkwaian (2.12-2.14 Ga, after Davis et al. 1994). The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60 km wide, separated by wider basins of mainly marine clastic sediments. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

Eisenlohr (1989) concluded that, regardless of the considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

The structures often result in systems of gold-bearing quartz veins within the tightly folded Birimian-age sedimentary rocks.

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Geology of southwest Ghana highlighting the Regional Geology around the Esaase Gold Project

Project Geology

The Esaase Gold Project area contains a system of gold-bearing quartz veins hosted by tightly folded and foliated Birimian-age altered sedimentary rocks. The host rock package includes shale, siltstones, and lesser feldspathic sandstones. The Esaase mineralisation is defined by a distinctive structural boundary that divides the more deformed, altered and mineralised siltstone/shale unit in the hanging wall from the more massively bedded sandstone in the footwall. The siltstone and shale package is moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone. The mineralised quartz veins are syn- to post-kinematic, and generally form sets of sub vertical to gently dipping veins, with the synkinematic veins folded about the dominant axial plane cleavage. The overall trend of the mineralised bodies are northeast with a moderate dip to the west. The vein arrays within these bodies have various orientations. The most common orientations are north striking with vertical dips. A generalised stratigraphic column for South-west Ghana is shown below.

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Generalised Stratigraphy of the Southwest of Ghana

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
Huni Series
Sandstones and phylites
Cross-bedded stratifcation
> 1300 m
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
TARKWA
GROUP
(2107 - 2097 Ma)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleopiacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
Phyllites
≈ 1100 m
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
KUMASI
GROUP
(2154 - 2125 Ma)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
Predominantly metasediments
Phyllites
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
≈ 2000 m
Volcanoclastics
Unconformity
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
SEFWI
GROUP
(> 2174 Ma)
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
Min seds
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

Minxcon	Generalised Stratigraphy of Southwest Ghana	September 2012

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Item 1 (d)	- Status of Exploration

Prior to the commencement of exploration by Keegan in mid-2006, no modern-style lode exploration had been completed on the Esaase Project. Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006. This program extended the initial soil sampling completed in March 2006 as part of the initial due diligence on the concession. An IP program was completed in 2006 which successfully identified significant faults that were interpreted as significant mineralisation boundaries. In order to identify other such structures, Keegan contracted Geotech Ltd to perform an airborne VTEM geophysical program on the Esaase Property. Drilling at the Esaase Gold Project was managed by Keegan and Coffey Mining geologists and to date has focussed mainly to the northwest- striking main gold-bearing structures in the Esaase Concession, although targets have been drilled on the Jeni Concession as well. Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. An ongoing drill program is designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations.

Item 1 (e)	– Mineral Resource and Mineral Reserve Estimates

Mineral Resources
The following table summarises the Mineral Resources for Esaase Gold Project as at September 2012. The declared mineral resources are at a cut off of 0.8 g/t.

Mineral Resources for the Esaase Gold Project as at September 2012
Cut-Off	Resource	Tonnage	Au	Au
Au g/t	Category	Mt	g/t	Moz
0.8	Measured	17.52	1.75	0.99
	Indicated	51.40	1.72	2.85
	Total M&I	68.92	1.73	3.84
	Inferred	22.23	1.75	1.25
Resource Statement: The Inferred Mineral Resource has a significant degree of uncertainty as to its existence and whether it can be mined economically. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category. The reader is referred to the SAMREC definition of Inferred Mineral Resources. The Mineral Resource model is based on available drill hole sampling data collected over the history of the Project area. The geological and geostatistical estimation was carried out by Antonio Umpire with professional registration CIP 91856, who is independent of the Project. No environmental, permitting, legal, taxation, socio-political, marketing or other issues are expected to materially affect the above Resource estimate and hence have not been used to modify the Resource estimate. All figures are in metric tonnes. Effective date: 06 November 2012. The Mineral Resources are stated as in situ tonnes. Average Density: 2.50 t/m³. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table. The Issuer’s interest is subject to the right of the Government of Ghana– Royalties and Payments. The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the the Bonte Liquidation Committee (“BLC”). The geostatistical models were compiled using ordinary Kriging utilising one meter composites. The cell dimensions of the block model estimated into is 10 m X 10 m X 3 m (X & Y & Z). Conversion to oz - 32.15076.

Mineral Reserves
Mineral Reserves are not discussed in this report

Item 1 (f)	– Development and Operations

In September 2012 the Company initiated a revised Pre-Feasibility Study with DRA Minerals of Johannesburg, South Africa. The basis for the study is, as follows:

•           4.0 million tonnes per year mining and processing rate,
•	metallurgical process design utilizing flotation to substantially reduce the upfront project capital requirements and reduce operating costs, and

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•	an improved mine design plan featuring higher grade feed to the processing plant based on the revised resource estimate.

The Company expects to complete the PFS in the first quarter of 2013.

Item 1 (g)	– Conclusions and Recommendations

The data used in estimation for the purposes of this report was supplied by the client in the form of reports as well as drill hole files in order to compile this NI43-101 report. Minxcon assumes the data provided is sufficient for the compilation of the NI43-101 report.

Minxcon has concluded the following for the Keegan Esaase Gold Project:
Mineral Resources
•	The Keegan Esaase Project Mineral Resource estimation indicates reasonable prospects for economic extraction.
•	The Esaase Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource classification.

Minxcon recommends the following for the Keegan Esaase Project:
•	Minxcon recommends to use the IK (Indicator Kriging) methodology as a template to redefine the mineral zones and to re build new wireframes taking in consideration the lithological pattern.
•	Minxcon recommends to conduct petrographical studies than can help to better understand the mineralisation of the ore body.
•	Minxcon recommends that the revised resource estimate, covered by this document should be utilised for the Pre-feasibility Study that is currently being conducted by DRA.

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ITEM 2  – INTRODUCTION

Item 2 (a)	– Issuer Receiving the Report

Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Keegan Resources Incorporated (“Keegan” or “the Client”) to compile an updated NI 43-101 technical report for the Esaase Gold Project (“Project Area” or “Esaase”), Ghana.

Item 2 (b)	– Terms of Reference and Purpose of the Report

Minxcon was commissioned by Keegan to compile an NI 43-101 technical report for the Esaase Gold Project (“the Project”), in order to meet the terms of reference and scope of work of the initial technical report.

The report was compiled in compliance with the specifications embodied in National Instrument 43-101 (“NI 43-101 Code”), as well as Standards of Disclosure for Mineral Projects as set out by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43 101”).

Item 2 (c)	– Sources of Information and Data Contained in the Report

The following sources of information were used to compile this report:
•	Esaase Gold Project Pre-Feasibility Study dated September 2011
•	2011 Coffey, Esaase Gold Project, Ghana NI 43-101 Technical report dated 22 September, 2011
•	2009 Coffey, Esaase Gold Deposit Resource Estimation, dated 24 April, 2009
•
Revised Eburnean geodynamic evolution of the gold-rich southern Ashanti Belt, Ghana, with new field and geophysical evidence of pre-Tarkwaian deformations; Precambrian Research Volumes 204-205, May 2012, pp. 12-39; Perroutya, S.B. et.al.

Item 2 (d)	– Qualified Persons’ Personal Inspection of the Property

The Minxcon Representative and Competent Person: Charles Muller personally visited and inspected the Esaase Gold Project. He conducted reviews of the data, the available databases, systems and geological models. He conducted a field visit as well as an inspection of the drill core and the core storage facilities. The inspection was conducted from the 29th of September, 2012 through to the 2nd of October, 2012.

Minxcon is an independent advisory company. Its consultants have extensive experience in preparing technical and economic advisors’ and valuation reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting their ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees.

The authors of this report are members in good standing of appropriate professional institutions. The following persons are qualified persons, as defined in compliance reporting requirements for the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007) (“the SAMREC Code”), the South African Code for the Reporting of Mineral Asset Valuation (“the SAMVAL Code”), prepared under the auspices of the South African Institute of Mining and Metallurgy (“SAIMM”) and NI43-101*, and are responsible for the preparation of the report:

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Charles Muller: Director, Head of Geology (PR 400201/04)
With his wealth of knowledge in the field of geology and mineral resource evaluation, Charles fulfils Minxcon’s criterion to combine skills with exceptional ability and extensive experience. Charles is proficient in data processing, ore-body modelling and mineral resource evaluation using Datamine™ and other computer packages specifically developed for the minerals industry. During his 25 years in the mining industry, he has gained extensive experience in the fields of sedimentology, gold exploration and target generation of gold, platinum, diamonds, coal and base metal projects. His skills in software development, data system customisation and database integration are widely recognised in the mining industry. Charles has been involved with the modelling and geostatistical evaluation of various ore bodies across the globe. He has presented papers on mineral resource evaluation at international venues and has a number of publications to his credit.

Antonio Umpire: Mineral Resource Manager International (CIP 91856)
Antonio has acquired an indepth knowledge of the fields of geology and mineral resource estimation, working on underground and open pit mines for international operations. He is not only highly skilled in SQL database engines such as Datashed, Acquire and Fusion, but also in ore body modelling and mineral resource evaluation using Datamine, Gemcom, Minesight, Voxler, Isatis and other computer packages specifically developed for the minerals industry. During his 12 years in the mining industry, Antonio has gained extensive experience in the fields of sedimentology, volcanology, geochemistry and exploration, as well as in the target generation of gold, uranium silver, copper, lead, zinc, iron, sulphur and base metal projects. He is a specialist in integrating exploration or mine data systems and databases using GIS (ArcView). Antonio has been involved with the modelling and geo-statistical evaluation of various intrusive, gold-disseminated volcanic quartz veins and sedimentary mineral bodies across the globe. He has presented papers on geochemistry and evaluation at international venues.

ITEM 3  – RELIANCE ON OTHER EXPERTS

Minxcon has relied on the information supplied by Keegan Resources to be valid and complete; the information applies to and is not limited to the:
•	Esaase Gold Project Pre-Feasibility Study dated September 2011
•	2011 Coffey, Esaase Gold Project, Ghana NI 43-101 Technical report dated 22 September 2011
•	2009 Coffey, Esaase Gold Deposit Resource Estimation, dated 24 April, 2009

Minxcon has scrutinised all the information provided by these companies and is satisfied that the information is sound and could be used in this NI 43-101 Technical Report.

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ITEM 4  – PROPERTY DESCRIPTION AND LOCATION

The Esaase Gold Project is located in West Africa, southwest Ghana, in the Amansie West District of the Ashanti Region of Ghana (Figure 1), approximately 35 km southwest of the regional capital Kumasi (Figure 2).

Figure 1: The Location of the Esaase Gold Project in West Africa

The Project Area may be accessed via 18 km of tarred roads to the village of Amankyea and then by secondary gravel roads via the villages of Ahwerewa and Tetrem.

The Republic of Ghana is a West African country covering 239,460 km². It is one of the five African nations along the southern coastline of the Gulf of Guinea, and is bordered on the west by Cote d’Ivoire, to the north by Burkina Faso, and to the east by Togo.

The Project operations (Figure 3) occur within the two largest mining concessions, namely the Esaase Concession and the Jeni River Concession.

The Project Area, as a whole, consists of six mining concessions of which the two largest are the Esaase Concession and the Jeni River Concession. The smaller concessions are the Mpatoam, Mepom, Dawohodo and Sky Gold exploration concessions (Figure 4).

The Esaase Mining Lease is approximately 10 km in extent in a northeast direction by 3 km in a northwest direction.

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The Jeni River Mining Lease lies directly to the southwest and is contiguous to the Esaase Gold property. The Jeni River Mining Lease is approximately 10 km in extent in an east-west direction and 5 km in a north-south direction.

Figure 2: Location of the Esaase Gold Project in Ghana

The Mpatoam Concession is approximately 14 km in a north east direction by 0.8 km in a northwest direction.

The Mepom Concession is approximately 4 km in a north east direction by 0.8 km in a northwest direction.

The Dawohodo Concession is approximately 3.4 km by 3.0 km in a north-south direction.

The Sky Gold Concession consists of four discrete land packages, two of which are adjacent to the Esaase Mining Lease and included in this description. The Sky Gold C Concession is approximately 3.2 km by 2.2 km in an east-west direction. The Sky Gold D Concession is approximately 2.9 km by 0.6 km in a north-south direction. Excellent infrastructure is available, with Ghana's second largest city only 35 km by road, and power and water is readily available. To date over 278,000 m of drilling has been completed.

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Figure 3: Location of the Project Operations

A positive Pre-Feasibility Study ("PFS") was released in September of 2011 and outlined development plans for a 7.5 million tonne per annum ("Mtpa"), low cost, bulk mineable gold deposit. The project was designed as a whole-ore CIL leach producing 258,000 ounces of gold annually for 10 years and at a capital cost of US$506 million.

In June of 2012, Keegan deferred the Definitive Feasibility Study and initiated a re-scoping of the Esaase project. In August 2012, the Company completed a Conceptual Study with a revised project scope and in September 2012, the Company initiated a revised Pre-Feasibility Study with DRA Minerals of Johannesburg, South Africa. The basis for the study is, as follows:

•	4.0 million tonnes per year mining and processing rate,
•	metallurgical process design utilizing flotation to substantially reduce the upfront project capital requirements and reduce operating costs, and
•	an improved mine design plan featuring higher grade feed to the processing plant based on the revised resource estimate.

The Company expects to complete the PFS in the first quarter of 2013.

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Item 4 (a)	– Area of the Property

Keegan’s current land holdings consist of the adjoining Esaase and Jeni River mining leases and the smaller Mpatoam, Mepom, Dawohodo and Sky Gold exploration concessions. The total surface area of the Project Area in terms of the Mining Leases is approximately 49.74 (km2).

The areas of the respective Mining Leases and Concessions are tabulated in Table 1.

Table 1: Esaase Mining Lease and Concession areas
Concession	Area (km2)
Esaase Mining Lease	28.770
Jeni River Mining Lease	45.540
Mpatoam Concession	8.680
Mepom Concession	2.690
Dawohodo Concession	7.130
Sky Gold C Concession	4.579
Sky Gold D Concession	1.292
Total Area	98.681

The lease/concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree.

Minxcon has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Keegan is understood to have an interest. In preparing this report, Minxcon has assumed that the properties are lawfully accessible for evaluation and also mineral production.

Item 4 (b)	– Location of the Property

The Esaase Gold Project is located approximately 35 km southwest of the city of Kumasi in the Amansie West District of the Ashanti Region of Ghana.

The concessions in the Project Area are centred on the following coordinates tabulated in Table 2.

Table 2: Esaase Gold Project Coordinates
Concession	Coordinates
Esaase Mining Lease	1° 53’ west, 6° 34’ north
Jeni Mining Lease	1° 98’ west 6° 52’ north
Mpatoam Concession	1° 57’ west, 6° 33’ north
Mepom Concession	1° 56’ west, 6° 33’ north
Dawohodo Concession	1° 54’ west, 6° 32’ north
Sky Gold C Concession	2° 00’ west, 6° 30’ north
Sky Gold D Concession	1° 53’ west, 6° 32’ north.

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Figure 4: Esaase Gold Project Properties and Boundaries

Item 4 (c)	– Mineral Tenure

Mining Leases to both concessions have been granted to Keegan by the Ministry of Mines and Energy and cannot be contested by any other company.

The surface rights in the Project area are held by the head of the Ashanti tribe. At the exploitation (production) stage the Manso-Nkwanta Paramountcy Stool may apply to the government for the right to compensation by a share in the government royalties. The amount of the compensation is subject to approval by the Minister of Mines in consultation with the Land Valuation Board.

The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

The mining leases for both the Esaase and the Jeni concessions are classified as mining permits. These permits allow Keegan to carry out mining activities provided certain conditions and fee payments are maintained with the Ministry of Lands, Forestry and Mines.

All the mining leases currently held by Keegan in Ghana were originally granted for a 30-year period and can be renewed for additional 30 year periods if necessary. The Esaase and Jeni River mining leases are currently valid until 4th September and 22nd March 2020 respectively.

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Minxcon has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Keegan is understood to have an interest. In preparing this report, Minxcon has assumed that the properties are lawfully accessible for evaluation and also mineral production.

Item 4 (d)	– Issuer’s Title to/Interest in the Property

The Esaase Gold Project and the mining lease on which it is based are owned 100% by Keegan Resources Ghana Ltd.  Keegan owns 90% of Keegan Resources Ghana, with the Government of Ghana owning a 10% free-carried interest. The Lease is also subject to a 5.0% NSR owed to the Government of Ghana as well as a 0.5% royalty owed to the Bonte Liquidation Committee.

Item 4 (e)	– Royalties and Payments

The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

Item 4 (f)	– Environmental Liabilities

The axis of the Bonte valley floor has experienced large land disturbances caused by the large silting of the associated drainage system as a result of the BGM alluvial operation. The silting has resulted in the rerouting of the courses of the relatively small Bonte and Jeni Rivers.

BGM successfully re-vegetated a substantial percentage of the disturbed land; however, some of the shallow mined areas, particularly on the Jeni River Mining Lease were not reclaimed by BGM at the time of bankruptcy / closure of the operation.

Keegan assumes no environmental liability to any resulting environmental liabilities arising from the operations of the Bonte Gold Mines on the Esaase concession under the agreement with the liquidation committee acting on behalf of the Ghanaian Government.

A series of shallow impoundments that were constructed by BGM as settling ponds for clay-rich sediments from the recovery plans have naturally vegetated since closure to become a series of wetlands on the Esaase concession.

Keegan agreed to reclaim the tailings as a part of any large-scale mining operation in the drainage of the Jeni River concession. A moderate sized stockpile of washed gravels remains at the site of the Jeni River recovery plant.

Item 4 (g)	– Permits to Conduct Work

Mining and Prospecting Rights
The Esaase and Jeni River Leases contain all of the resources and exploration potential defined to date. The Ghana Environmental Protection Agency (“EPA”) grants permits on a yearly basis to conduct exploration. Keegan currently has an EPA permit to explore through to the end of 2013. Keegan has the right to mine under the existing mining leases; however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

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Item 4 (h)	– Other Significant Factors and Risks

There are not any significant factors or risks that may affect access to or work on the property to the knowledge of Minxcon.

ITEM 5  – ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Item 5 (a)	– Topography, Elevation and Vegetation

The Esaase property is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500 m above sea level (masl). The area is predominantly utilised for subsistence farming, producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crops such as cocoa, orange and oil palm. About 50% of this land is covered by secondary forest and thick brush. The valley floor has been extensively mined for alluvial deposits and now consists primarily of relocated overburden and washed tailings.

Item 5 (b)	– Access to the Property

The Esaase Property is accessed from the city of Kumasi by taking a tarred road west 10 km to the Bibiani Junction at Asenemuso and then southwest 10 km to the village of Wiaso. A secondary tarred road is taken 8 km south from Wiaso to the village of Amankyea. Secondary gravel roads can be taken for a further 11 km via the villages of Ahwerewa and Tetrem.

The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Keegan. Other parts of the property currently undergoing surface exploration are accessed by both dirt roads and by footpaths.

Item 5 (c)	– Proximity to Population Centres and Nature of Transport

The Project is located in southwest Ghana, West Africa, approximately 35 km southwest of the regional capital Kumasi. Travel time between Kumasi and Esaase is approximately two hours by car. The concession is reached by tarred and secondary lateritic roads.

Item 5 (d)	– Climate and Length of Operating Season

The annual rainfall is in the range of 1500 mm to 2000 mm and temperatures range from 22°C to 36°C. The major rainy season takes place from April to July followed by a minor rainy season from September to October. Keegan has operated without cessation or delay throughout both of the rainy seasons.

Item 5 (e)	– Availability and Sufficiency of Rights and Resources
The following resources are available for the Project Area:
•	The Esaase exploration camp and surrounding villages are connected to the national electrical grid.
•	The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50 km radius of a potential plant site.
•	Mobile phone communication is accessible in most parts of the concession.
•	A satellite dish is installed in the exploration camp for internet access.

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•	The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20 km from the exploration camp.
•	Hospitals and most government offices are available in Kumasi.
•	Food and general supplies are also purchased in Kumasi.
•	Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel.

ITEM 6  – HISTORY

Item 6 (a)	– Prior Ownership and Ownership Changes

A summary of the prior ownership and ownership structures is detailed in Table 3:

Table 3: Prior ownership and ownership changes
Date	Event
March 1990	The Esaase Jeni River lease was granted to Jeni River Development Company Limited
September 1990	The Esaase lease was granted to Bonte Gold Mining (“BGM”).
2003	Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy
Esaase Mining Lease, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Ltd. (Sametro), a private Ghanaian company.
3rd May 2006	Keegan entered into an option agreement with Sametro to earn 100% of the Esaase mining lease
8th June 2007	Transfer of the Esaase Mining Lease to Keegan
14th July 2008
Sametro issued a Writ of Summons against Keegan Resources (Ghana) Ltd. and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud. Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorised to do so by Sametro and/or that he provided a deed to Keegan Resources (Ghana) Ltd. and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. Keegan Resources (Ghana) Ltd. will in part rely upon sections 139-143 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana. Keegan Resources (Ghana) Ltd. believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.

March 2008	Keegan acquired the Jeni River Mining Lease in consideration of US$50,000 to the BLC and US$50,000 paid to the Minerals Commission of Ghana.
11th March 2008	Transfer title for Jeni River mining lease with the lease being transferred to Keegan
29th June 2009	The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Keegan. The concession is covered by a prospecting license.
30th November 2009	The Mpatoam Concession is a new concession created at the request of Keegan, and granted to Keegan. The concession is covered by a prospecting license.
5th June 2007	Sky Gold Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Sky Gold Reconnaissance Licence Concession.
15th July 2010	An agreement was entered into with Keegan Resources Ghana Limited, a subsidiary of Keegan with Sky Gold Limited.
21st July 2011
The Minister of Lands, Forestry and Mines gave ministerial grant consent to the option agreement between Sky Gold Limited and Keegan Resources Ghana Limited in respect of Sky Gold Limited reconnaissance licence, which covers an approximate area of 91.5 km², located at Nyinahin in the Atwima Mponua District of the Ashanti Region of Ghana.

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22nd November 2002
Dawohodo Manufacturing and Marketing Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Dawohodo-Esaase Prospecting Licence Concession.

18th November 2010	An agreement was entered into Keegan Resources Ghana Limited, a subsidiary of Keegan with Dawohodo Manufacturing and Marketing Limited.
11th January 2011
The Minister of Lands, Forestry and Mines gave Ministerial approval for an assignment of Dawohodo-Esaase prospecting licence to Keegan Resources (Ghana) Ltd., which covers an approximate area of 10.6 km², located in the Amansie West District of the Ashanti Region of Ghana.

Item 6 (b)	– Historical Exploration and Development

Artisanal mining has a long history in the Bonte Area (where the Project Area is located), associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Keegan’s exploration program, which are entirely focused on the discovery of hard rock resources.

Esaase Property
The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Keegan signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments. Since mid-2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

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Item 6 (c)	– Historical Mineral Resource Estimates

Resource estimates were released by Coffey Mining on behalf of Keegan in 2007, 2009 and 2011. These resource tables are summarised in the following tables.

Table 4: Mineral Resources for the Esaase Gold Project dated November 2011
Resource Category	Cut-off Grade Au	Tonnage	Gold Grade	Gold Content
	g/t	Mt	g/t	koz
Measured	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1.0	2.44	1.8	139
Indicated	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
Inferred	0.3	50.04	1.0	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932

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Table 5: Mineral Resources for the Esaase Gold Project dated April 2009
Resource Category	Cut-off Grade Au	Tonnage	Gold Grade	Gold Content
	g/t	Mt	g/t	Moz
Indicated	0.4	57.987	1.2	2.278
	0.5	49.248	1.4	2.153
	0.6	41.942	1.5	2.025
	0.7	35.748	1.7	1.898
	0.8	30.656	1.8	1.777
	0.9	26.322	2.0	1.660
	1.0	22.782	2.1	1.552
Inferred	0.4	41.664	1.2	1.653
	0.5	34.054	1.4	1.546
	0.6	28.573	1.6	1.451
	0.7	24.430	1.7	1.365
	0.8	20.649	1.9	1.275
	0.9	17.914	2.1	1.201
	1.0	15.852	2.2	1.139

Table 6: Mineral Resources for the Esaase Gold Project dated December 2007
Resource Category	Cut-off Grade Au	Tonnage	Gold Grade	Gold Content	Gold Content
	g/t	Mt	g/t	koz	Moz
Indicated	0.4	6.943	1.2	264	0.264
	0.6	5.414	1.4	240	0.240
	0.8	3.975	1.6	208	0.208
	1.0	2.852	1.9	176	0.176
	1.2	2.104	2.2	150	0.150
Inferred	0.4	43.898	1.1	1 620	1.620
	0.6	31.941	1.4	1 432	1.432
	0.8	23.158	1.7	1 237	1.237
	1.0	17.070	1.9	1 062	1.062
	1.2	12.986	2.2	919	0.919

Minxcon is unaware of any estimate of the quantity, grade, or metal or mineral content that was prepared before the acquisition by Keegan, or entered into an agreement to acquire an interest in the Project that has not been verified as a current mineral resource or mineral reserve by Keegan.

Item 6 (d)	– Historical Mineral Reserve Estimates

The 2011 Mineral Reserve Estimate (Table 7) was carried out by Coffey Mining on behalf of Keegan in accordance with the Canadian National Instrument NI 43-101. The Mineral Reserve was based on a cut-off of 0.4 g/t gold.

Table 7: Historical Mineral Reserves Estimate for Esaase Gold Project 2011
Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnage	Grade	In situ Au	Tonnage	Grade	In situ Au	Tonnage	Au Grade	In situ Au
	Mt	g/t	koz	Mt	g/t	koz	Mt	g/t	koz
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884
Note: Based on a cut-off of 0.4 g/t gold.

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Item 6 (e)	– Historical Production

In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to BGM, a local subsidiary of AAGM.

Reportedly BGM recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership.

It must be noted that previous placer gold production is of no relevance to Keegan’s exploration and development program, which are entirely focused on the discovery of hard rock resources on the Esaase Property.

ITEM 7  – GEOLOGICAL SETTING AND MINERALISATION

Item 7 (a)	– Regional, Local and Property Geology

Regional Geology
The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.17-2.1 billion years ago) sequences and the clastic Tarkwaian Group sediments (2.12-2.14 billion years ago, after Davis et al. 1994) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (refer to Figure 5). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike but are usually only 20 km to 60 km wide (Figure 6). These belts are separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. The unconformity separating the Birimian from the overlying Tarkwaian is colloquially known as the “Great Unconformity”. Figure 5 shows the generalised stratigraphy of southwest Ghana.

 All of the Birimian sediments and volcanics have been extensively metamorphosed. The most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

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Figure 5: Generalised stratigraphy of Southwest Ghana

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
Huni Series
Sandstones and phylites
Cross-bedded stratifcation
> 1300 m
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
TARKWA
GROUP
(2107 - 2097 Ma)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleopiacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
Phyllites
≈ 1100 m
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
KUMASI
GROUP
(2154 - 2125 Ma)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
Predominantly metasediments
Phyllites
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
≈ 2000 m
Volcanoclastics
Unconformity
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
SEFWI
GROUP
(> 2174 Ma)
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
Min seds
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

Minxcon	Generalised Stratigraphy of Southwest Ghana	September 2012

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Figure 6: Geology of southwest Ghana highlighting the Regional Geology around Esaase Gold Project

N
GHANA
Bole-Navrongo Belt
Bole
Maluwe Basin
Ivory Coast
Bui
Bui Belt
Tarkwaian
Belt type granitoids
Basin type granitoids
Birimian (volcanic facies)
Birimian (sedimentary facies)
Sunyani Basin
Sunyani
Sefwi Belt
Kumasi Basin
Ashanti Belt
Kumasi
Esaase Gold Project
Cape Coast Basin
Kibi-Winneba Belt
Sefwi-Bekwai
Akwatia
Kibi
Accra
Tarkwa
Winneba
STUDY AREA
Cape Coast
Sekondi
Dixcove
Gulf of Guinea
50 km

Scource: Adapted from Klemd et al., 2002

Minxcon	Geology of Southwest Ghana	September 2012

Project Geology
The Esaase Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping (Versatile Time-Domain Electromagnetic Surveying or “VTEM”), resource definition drilling and associated outcrop mapping.

The rocks of the property can be divided into metasedimentary units with higher electrical and EM resistivity and units of relatively higher conductivity (Figure 7). Within the resource zone, the host rocks can be divided between phyllite and siltstone (with substantial carbonate in matrix) (ore zone predominant in hanging wall of resistivity break) and siltstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to thick-bedded siltstone and wacke (Figure 8). Although recognisable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.

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Figure 7: IP Resistivity, Northeast Structures and Alluvial Mining

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Figure 8: Core Photos of Lithology from the Esaase Deposit

Structure

The structural architecture, indicated in Figure 9, shows the project area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike (020º to 035º), northeast plunging (30º to 70º) folds are asymmetric and climb to the southeast as shear zones are approached. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10 m to 100 m scale. Folding in the deformed siltstone / shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with dip direction to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears / thrust faults) are approached from the northwest. Within these shear zones shearing commonly shows low or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10 m to 50 m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes, appear to demarcate zones of mineralisation. In many (but not all) instances, the basal shear / thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed siltstone / greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of faults provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

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The metasediments are intruded post- or late-kinematically by dykes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009). The existence of a weathering profile on the Esaase Gold Project is strongly influenced by topography. The typical weathering horizon in tropical settings in West Africa (Figure 10) consists of laterite (± duracrust), saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidised bedrock). At higher elevations the laterite and saprolite, and much of the saprock, has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

Figure 9: Schematic Structural Model for the Esaase deposit and vicinity

A.
B.
C.
D.

E.

Schematic cross sections (A,C,) looking north and plan views (B, D, E) of initial crustal shortening causing folding (A, B) and thrusting (C,D) with accompanying veining. The structural and vein paragenesis evidence at Esaase, suggests that the stress orientation moved to a north south direction (E), causing left lateral strike-slip movement on the pre-existing thrust faults. This movement created a NS dilational opening direction allowing for late emplacement of NS steeply dipping quartz carbonate veins bearing visible gold. Note, that if stress and strike slip directional arrows are removed from Figure E, that it is also a cross section

Scource: Keegan Coffey 2011 Technical Report, after Klipfel, 2009.

Minxcon	**Schematic Structural Model for Esaase**	**September 2012**

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Figure 10: Typical Weathering Profile at the Esaase Project Looking North

Item 7 (b)	– Significant Mineralised Zones on the Property

Mineralisation
Gold Mineralisation in the Project Area occurs in quartz-carbonate veins hosted within parallel northeast trending, moderately to steeply west- dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in colouration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white colour alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

Quartz veins formed within the mineralisation envelopes throughout the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early un-mineralised quartz-only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate-sulphide veins with visible free gold. The associated sulphide is generally pyrite, but up to 15% of it can be chalcopyrite, and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

As previously mentioned, quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events.

Veins that contain visible gold overwhelmingly strike 350º to 020º, have sub-vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en-echelon vein sets. They likely were emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (Figure 11 and Figure 12) Klipfel, 2009).

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Figure 11: Example of folded and broken early veins

Figure 12: Example of sheeted veining with visible gold

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ITEM 8  – DEPOSIT TYPES

Deposit Types
The target deposit being explored is mesothermal quartz vein style mineralisation. This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognised that mesothermal quartz vein style deposits are largely confined to tectonic corridors that are often over 50 km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes important lode / vein deposits in Ghana such as at Obuasi, Prestea, Bogosu, Bibiani and Obotan. However, a second non-refractory style of gold mineralisation occurs in which gold is not hosted within sulphide minerals either in early or late stage mineralisation. These type deposits have lower sulphide content in general and in particular, lack the needle-like arsenopyrite that is common in the refractory type deposits. Such deposits include the Chirano and Ahafo type deposits.

ITEM 9  – EXPLORATION

No modern-style lode exploration was completed on the Esaase Project prior to the commencement of exploration by Keegan in mid-2006.

Item 9 (a)	– Survey Procedures and Parameters

Geophysical Programs
An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Keegan contracted Geotech Ltd to perform an airborne VTEM geophysical program on the project area. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time-domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200 m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122 m. The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterized the 2D and 3D nature of the survey.

The 10 channel map shown in Figure 13 is a relatively deep penetrating channel that avoids noise disturbance and provides an overall picture of the resistive characteristics of the rocks. The 92 m Layered Earth Inversion is useful for a more detailed view of bedrock resistivity at the fresh bedrock surface.

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Figure 13: VTEM 92 m Layered Earth Inversion (LEI)

The image indicates significant packages of higher and lower resistivity rock masses with changes in the resistivity values of the rocks across what are interpreted as northeast oriented structures. These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling.

Item 9 (b)	– Sampling Methods and Sample Quality

Soil Sampling Program
Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and have received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100 m to 400 m apart with samples taken at 25 m intervals along the lines (Figure 14). This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime (Figure 15).

Figure 16 shows the gold-in-soil contour map derived from these samples. Some 1,630 soil samples were collected over the Dawohodo concession in 2011. Soil samples were obtained wherever there were no obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non-bedrock sources (i.e. alluvial) tend to have much lower gold values than the underlying bedrock. As a result of this observation, Keegan uses auger sampling programs in order to get samples at or closer to the saprolite / soil interface.

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Figure 14: Gold in Soil Thematic Map for the Esaase concession

Figure 15: Gold in Soil Thematic Map for the Jeni River concession

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Figure 16: Gold in soil contour map

ITEM 10  – DRILLING

Item 10 (a)	- Drilling

Introduction
Drilling at the Esaase Gold Project has been managed by Keegan and Coffey Mining geologists and to date has focused mainly on the northwest striking main gold bearing structures in the Esaase Concession. Targets have also been drilled on the Jeni, Dawohodo, Mpatoam and Binappco concessions . Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. The project drill programs were designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drill holes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana-based companies providing RC and diamond drilling services consistent with current industry standards. Table 8 summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project as at the beginning of February 2012. A total of 1,496 drill holes have been completed on the project area as shown in Table 8. Of these 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

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Table 8: Drilling summary statistics
Type	Number	Type	Metres drilled
RC holes	987	RC metres	149,906
RC pre-collars with Diamond tails	340	RC pre-collar with Diamond tail metres	100,360
Diamond holes	112	Diamond hole metres	24,811
Water wells	57	DTH metres	3,573
Total Drill holes	1,496	Total Metres Drilled	268,249

Accuracy of Drill hole Collar Locations
Drill hole collars (Figure 17) were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub-centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1 cm and are considered conventional.

Figure 17: Drill Hole Locations for the Keegan Esaase Gold Project

Downhole Surveying Procedures
Drill holes were surveyed on approximately 50 m or less downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden. These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

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Reverse Circulation Drilling Procedures
Keegan-supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 4½ inch diameter and the drill bit used was a standard 140 mm diameter face sample hammer.

Diamond Drilling Procedures
The initial 14 diamond drill holes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid-mounted diamond drill. All subsequent drilling has been completed by Geodrill using UDR 650 and UDR 900 multipurpose rigs for completion of all the RC and remaining diamond coring component. Diamond-drilled core was oriented by a combination of the spear technique, the 2iC Ezymark orientation device and Reflex ACT II electronic orientation system.

Topographical Control
Topography has been generated by two methods. A Total Station survey completed by Coffey Mining surveyors in 2007 covered the primary deposit. This topography is to an accuracy of +/-30 cm and compares well with the drill hole collar survey data. Coffey Mining considers the topography to be of high confidence.  Topography to a 2 m contour interval was generated in several stages for the entire group of concessions by Photosat Information Ltd. using stereo pairs of IKONOS satellite images collected in December 2007 and July 2008.  These images were orthorectified to control points including all drill hole collar points at the time surveyed by surveyors working for Keegan.

Item 10 (b)	- RC and Core Sampling Procedures

RC Sampling and Logging
RC drill chips were collected as 1 m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1 m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the Keegan exploration camp in Tetrem.

Diamond Core Sampling and Logging
The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2 m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1 m intervals were taken. 3.4% of diamond core sampling was submitted as whole core with 90.7% submitted as half core and the remaining 5.9% submitted as quarter core.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30 m.
After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1 cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

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Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

Sample Recovery
Sample recovery for RC drilling was noted as very good and averages approximately 34 kg per metre drilled. Bulk sample weights (on a per meter basis) have been recorded in the database for approximately two-thirds of all RC samples drilled. Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Keegan began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Sample Quality
The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drill hole twinning of the DC drilling and RC drilling has been completed by Keegan to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drill hole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

Drilling Orientation
The vast majority of drill holes in the west dipping Esaase Gold Project mineralisation were collared at an orientation of approximately 100° (UTM). A small number of holes were drilled towards approximately 300°. Water boreholes have been drilled vertically.

Item 10 (c)	– Factors Influencing the Accuracy of Results

Accuracy and Reliability of Results
There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place.

Item 10 (d)	– Exploration Properties – Drill Hole Details

It is not practical to include a listing of all sample results, as a total of 213,905 RC samples and diamond core samples have been collected to date. Please refer to the Coffey Technical Report dated 22 September, 2011, Section 10 for details.

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ITEM 11  – SAMPLE PREPARATION, ANALYSIS AND SECURITY

Item 11 (a)	– Sample Handling Prior to Dispatch

The close scrutiny of sample submission procedures by Keegan and Coffey Mining technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the Umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and Umpire assay facilities, any misleading analytical data would be readily recognised and investigated. Current Keegan sampling procedures require samples to be collected in staple-closed bags once taken from the rig or core-cutting facility. The samples are then transported to the project camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Item 11 (b)	– Sample Preparation and Analysis Procedures

Bore hole Samples

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

Reference material is retained and stored at the Keegan exploration camp at Tetrem, as well as chips derived from RC drilling, half-core and core photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

Item 11 (c)	– Quality Assurance and Quality Control

Quality Control Procedures
The quality control procedures adopted by the Keegan and the relevant analytical laboratories are listed in point form below.

Keegan
Keegan has the following procedures in place:
•	Insertion of 16 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).
•	Insertion of blank material (5% of samples).
•	RC field duplicates taken (5% of samples).
•	Diamond Core Field duplicates completed by a second split at the 3 mm jaw-crushing stage.
•	Submission of selected Umpire samples to SGS.
•	Review of the Keegan and the internal laboratory QC data on a batch by batch basis.
The assay quality control procedures applying to the various laboratories are summarised in the following sections:

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SGS Tarkwa
The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:
•	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
•	Compressed air gun used to clean crushing and milling equipment between samples.
•	Barren quartz ‘wash’ applied to the milling/pulverising equipment at the rate of 1:10.
•	Quartz washes assayed to determine the level of cross contamination.
•	Sieve tests carried out on pulps at the rate of 1:50 to ensure adequate size reduction.
•	Assaying of certified standards at the rate of one per batch of 20.
•	A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis.
•	Blank samples inserted at the rate of approximately 1:30.
•	Industry recognised certified standards disguised and inserted at a rate of 1:30.
•	Assaying of internal standards data.
•	Participation in two international round-robin programs; LQSi of USA and Geostats of Australia.

Transworld Tarkwa
TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round-robin Umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and operates in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001:2000.

ALS Kumasi
The following quality control procedures are adopted by ALS which is part of the global group
ALS Laboratory Group with ISO 9001:2000 accreditation:
•	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
•	Compressed air gun used to clean crushing and milling equipment between samples.
•	Barren ‘wash’ material applied to the milling/pulverising equipment at between sample preparation batches.
•	Quartz washes assayed prior to use to determine the level of cross contamination.
•	Sieve tests carried out on pulps on a regular basis to ensure adequate size reduction.
•	Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique).
•	A minimum of one of the submitted samples in each batch are subject to repeat analysis.
•	Blank samples inserted at the beginning of each batch.
•	Participation in a number of international round-robin programs which include CANMET of Canada and Geostats of Australia.

Quality Control Analysis
The quality control data analysed by Coffey Mining includes:
•	Standard and blanks (both Field and Laboratory);
•	RC Field duplicates;
•	Laboratory repeats;
•	Re-assayed pulps; and
•	Umpire assaying.

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The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately. The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:
•	Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
•
Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

•	Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.
•
Mean vs. %HARD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percentage half relative difference between the assay pairs (mean % HARD).

•
Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

•	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

Transworld Laboratory, Tarkwa
TWL Duplicate Repeats
At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 177 assays) and riffle split 1 m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Respray
After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1 ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th sample and performs the same operation and this is the Pulp Respray. At the end, control samples are again presented to the AAS to verify that short-term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats
Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g., 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50 g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 265 assays) and riffle split 1 m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples

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TWL Pulp Re-assay
Only pulp re-assays greater than or equal to 10 times the detection level (0.1 ppm Au) are considered for analysis and these comprise 1,615 riffle split 1 m RC drill chip assays. Results show equivalent means between the duplicate repeats and precision within acceptable limits. TWL Lab Standards and Blanks Analysis six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains Lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias that varies between -0.44% and 3.05%. This positive bias is more evident for higher grade standards.

SGS Laboratory, Tarkwa
SGS Duplicate Second Split
This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for both diamond core and RC samples.

SGS Replicate First Split
These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 Diamond core and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the re-assay.

Lab Standards and Blanks Analysis
Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

ALS Laboratory, Kumasi
ALS Duplicate Second Split
This comprises RC (176) and diamond core (62) duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for the diamond core samples. Results for the RC samples demonstrate a high level of precision between the original and the re-assay however the second mean is 7.5% lower than the original assay.

ALS Replicate
These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 223 diamond core and 892 RC analyses are available for analysis. Results show equivalent means for diamond core however the second mean for the RC samples is significantly lower than the original. Overall levels of precision between the original and the Re-assay are low for both diamond core and RC samples.

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ALS intra batch analysis
These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and diamond core samples.

A total of 16 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. A total of 11,507 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis resulting in 9,818 valid standard assays. Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of 5.33%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias. Blind standards analysis at ALS shows a spread of bias from -3.65% to 5.64%. Negative bias is apparent at lower grades and positive bias up to 5.64% is seen in two standards at 2.58 g/t Au and 2.74 g/t Au. For higher grade samples the bias approaches zero.

Keegan Field Duplicates
Field duplicates totalling 1,567, 1163 and 2,802 have been sent to TWL, SGS and ALS respectively. Diamond core field duplicates consist of a portion of the “coarse rejects” obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1 ppm Au) and less than 5 g/t Au have been considered in the analysis. Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

Keegan Assay Resplits (Umpire)
In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1 g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduces if outliers to the data are removed). SGS Tarkwa has been utilised as a primary laboratory for the project since February 2007 and umpire samples numbering 1,633 have subsequently sent to Genalysis of Perth for umpire analysis. Only assays >0.1 g/t Au are considered in the analysis and a total of 1,572 assay pairs are available for analysis. Results show equivalent assay means for the pairs between ALS and Genalysis and between SGS and Genalysis. The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis. Precision is less than acceptable for all comparisons and this requires investigation.

QAQC Conclusions
Minxcon is of the opinion that the QAQC undertaken by Coffey Mining is adequate and that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:
•	Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa;
•	Use of Certified Standard Reference material has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program;

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•	Repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and
•	Umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation.

Item 11 (d)	– Adequacy of Sample Preparation

Analytical Laboratories
Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:
•	SGS Tarkwa (SGS) (from April 2007).
•	Transworld Tarkwa (TWL) (from October 2006).
•	ALS Kumasi (from November 2007).

Sample Preparation and Analytical Procedure

Transworld Tarkwa
The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

Sample Preparation
3 kg or less of sample is dried, disaggregated, and jaw crushed to 3 mm. Sample is pulverised to a nominal 95% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Sample Analysis
50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

SGS Tarkwa
The methodology for the 50 g fire assay from the SGS Tarkwa laboratory is the same as that completed at TWL. All aspects of sample preparation and analysis were undertaken at SGS Tarkwa. SGS is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation.

ALS Kumasi
The assay method applied by ALS Kumasi for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at ALS Kumasi. ALS is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation.

Sample Preparation
3 kg or less of sample is dried, disaggregated, and jaw crushed to 2 mm with a nominal 70% passing 2 mm.
Sample is pulverised to a nominal 85% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Sample Analysis
50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

Bulk Density Determinations
Bulk density readings have been taken over a range of lithological and weathered profiles .The procedure used is detailed below and works on the Archimedes Principle. A custom set of “Bulk Density” scales with a weighing hook located underneath (purchased from Corstor South Africa) was utilised for the measurements:

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•	10 cm billet of clean dry (dried in an oven for 4 hours at 60° C) core is weighed.
•	Core is immersed in paraffin wax then reweighed to establish weight of the wax.
•	Core is then suspended and weighed in water to determine the volume.

The Bulk Density is then calculated as Bulk Density core = [Mass core] / [(Mass air – Mass water) – (Mass wax / 0.9)].

Adequacy of Procedures
Analytical procedures associated with data generated to date are consistent with current industry practise and are considered acceptable for the style of mineralisation identified at Esaase.

Adjacent Properties
There are a number of operating mines in proximity (<100 km) to the Esaase Gold Project. They include world class gold deposits such as the Obuasi project operated by Anglo Ashanti, and the Akyem Gold project that is currently being developed by Newmont Mining.

ITEM 12  – DATA VERIFICATION

Item 12 (a)	– Data Verification Procedures

Database Validation
The resource estimation was based on the available exploration drill hole database which was compiled by Coffey Mining. The database has been reviewed and validated by Minxcon prior to commencing the resource estimation study. Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process. A total of 1,187 drill holes and 233,503 composite samples were used for the resource estimation. Checks made to the database prior to modelling included:
•	No overlapping intervals;
•	Downhole surveys at 0 m depth;
•	Consistency of depths between different data tables; and
•	Check gaps in the data.

Item 12 (b)	- Limitations of Data Verification

Minxcon has relied on certain aspects of the validation of the data by the relevant qualified personnel of Keegan. These include:
•	Verified collar positions of drill holes;
•	Verified drill hole survey data; and
•	Lithological logging of the drill hole intersections.

Item 12 (c)	– Adequacy of Data
It is Minxcon’s opinion that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed. The data is spatially well-represented and of an adequate support level for estimating ore bodies of this nature. The procedures and codes of practice employed by Keegan personnel with regard to geological logging, sample preparation and analytical procedures conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	49

ITEM 13  – MINERAL PROCESSING AND METALLURGICAL TESTING

Item 13 (a)	– Nature and Extent of Testing and Analytical Procedures

Preliminary metallurgical test work was conducted on behalf of Keegan by Coffey Mining in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach and / or CIL processing routes. Test work was completed at the IML laboratory in Perth, Western Australia. All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing and after grinding to typical CIL size ranges.

Mineralogical examination of the ore zones indicated the presence of coarse gold in the transitional and fresh samples. This gold was generally fine at around 10 μm and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300 μm in size. Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1 mm were used to indicate the likely amenability to heap leaching. The oxide material produced a recovery of 85.8% with a residue of 0.18 g/t which is within the range of heap leach viable ores. The RC chip sample had a P80 sizing of 478 μm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column test work at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60 g/t – 0.74 g/t. These samples, although potentially heap leachable, were also considerably finer (P80 sizing of ~1 mm) than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further. A summary of the ‘heap leach’ bottle roll tests are shown below. Both the transition and fresh samples were also of a relatively high gold grade, which can bias the ‘percentage’ gold recoveries. At a lower head grade, with the same residual value, the ‘percentage’ recovery would be significantly lower.

The cyanidation test work carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone. In all three cases, maximum recoveries were achieved at 75 μm, however the oxide material showed little difference in recovery and residue grades below 300 μm. The grind-dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes. Residue analysis indicated that a large portion of the non-leached gold resided in the -45μm fraction.

In 2008, Keegan contracted Lycopodium Ltd and Coffey Mining, both in Perth, Australia, to perform a preliminary scoping study for the Esaase Project. The scoping study entails detailed metallurgical studies and such studies are underway under the direction of Amdel labs in Perth, Australia. Although the studies have not been completed, preliminary indications confirm the presence of coarse gold and tests to examine the potential for gravity recovery to enhance recovery have been proposed and accepted. Preliminary results from Amdel on composite samples indicate that a higher percentage of gold may be detected in screen fire assay than in regular fire assay.

Keegan selected 1480 representative samples from spatially representative intercepts of fresh core to examine the relationship between standard 50 g fire assay and screen fire assay in July and August 2009. Detailed statistical analysis of the results by Coffey Mining revealed no significant difference between the two techniques.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	50

In support of the revised PFS currently underway, the Company initiated a comprehensive metallurgical test work program at Amdel Laboratory in Perth, Australia.  designed to confirm the following:

•	Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.
•
Examination of those results showed that this flowsheet could be further optimized through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

•	Having recently upgraded the MRE it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modeled.
•	Extensive tailings characterization tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.
•	Part of this program will re-evaluate the CIL flowsheet from previous work completed by Keegan.
•	The sample being used for this test program closely resembles the mine plan for the first four to five years of production and includes weathered, transition and fresh ore.

ITEM 14  – MINERAL RESOURCE ESTIMATES

The Mineral Resources were compiled by Qualified Persons, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” and in accordance with the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

A total of 233,503 accepted 1 m composite samples were available for the 2012 Mineral Resource estimation. On a global basis, Minxcon is satisfied that the Mineral Resource estimation globally reflects the ore body based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Keegan were responsible for the capture of the drill hole information and geological information.

Minxcon has estimated the Mineral Resource for the Esaase Gold Project as at September 2012. All grade estimation was completed using Ordinary Kriging (‘OK’) for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation. Higher grade veins are emplaced in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define. Indicator Kriging (‘IK’) has therefore been chosen to delineate the areas with continuous grades and was used later as a start model to adequately define the mineralisation.

Item 14 (a)	– Assumptions, Parameters and Methods Used for Mineral Resource Estimates

Based on grade information and geological logging and observations, oxidation, transition and fresh zones and mineralised domain boundaries have been interpreted and wireframes modelled to constrain resource estimation for the Esaase Gold Project. The interpretation and wireframe models have been developed using DatamineTM geological modelling software package. Minxcon determined that a 5 m x 5 m x 3 m block size provided the best results for delineating the mineralised zones using the IK methodology and a 10 m x 10 m x 3 m block size provided the best results for geostatistical estimation and hence the estimation was conducted on a 10 m x 10 m x 3 m (X, Y & Z respectively) block model size.

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Mineralisation Interpretation
For the purpose of mineral resource estimation, 11 main and 2 secondary mineralised domains were interpreted and were modelled on an approximate lower cut-off grade of 0.3 g/t Au. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones. The waste zone was assigned a default value of 0.005 g/t gold. The main domains are depicted in Figure 18 and Figure 19.

To delineate the ore zones inside the previously delineated wireframes, Indicator Kriging (IK) was implemented using a gold cut-off grade of 0.3 g/t. Samples with gold grades below 0.3 g/t (AU<0.3 g/t) were given the kriging indicator of 0 (AUIND = 0) and samples with gold grades above 0.3 g/t (AU>0.3 g/t) were given the kriging indicator of 1 (AUIND = 1). A probability of 0.3 was selected as the best represented to delineate the mineralisation of the ore body.

Figure 18: Geological Domains used for the Resource Estimation:

Weathering Interpretation
Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises strongly weathered saprolite, moderately weathered saprolite, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. On some sections, the intermixing of the weathering types can be quite complicated. Figure 19 is an example section showing the distribution of weathering types and the interpreted position of the top of fresh rock.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	52

Figure 19: Sectional west to east View of Domains and Weathering Profile

Compositing
The desurveyed drill holes were composited within DatamineTM on a 1 m composite length. A total of 233,503 composites were used in the statistical analysis and resource estimation. Forty-six reefs, including the waste, form part of the statistical analysis and resource estimation.

Statistical Analysis
Following domain generation, the classical statistics of the individual reefs was undertaken in order to establish homogeneity, global mean analysis and outlier analysis.

Table 9 summarises the classical statistics for the various domains generated.

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Table 9: Classical Statistical Analysis per Reef
Reef	Parameter	Domain	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
LR1	AU	1	0.001	20	1.110	3.708	1.926	1.735
LR2	AU	1	0.001	40	1.157	11.194	3.346	2.891
LR3	AU	1	0.001	10	1.109	4.729	2.175	1.961
LR4	AU	1	0.001	20	1.023	6.027	2.455	2.399
LR5	AU	1	0.001	3	0.568	0.387	0.622	1.095
LR6	AU	1	0.005	2	0.490	0.288	0.537	1.095
LR7	AU	1	0.001	1.5	0.450	0.201	0.449	0.998
LR20	AU	1	0.001	20	1.204	8.169	2.858	2.374
LR30	AU	1	0.001	5	0.774	1.610	1.269	1.639
LR40	AU	1	0.001	1	0.503	0.153	0.391	0.777
LRB	AU	1	0.040	3	0.936	0.490	0.700	0.748
OR1	AU	1	0.001	80	1.452	20.951	4.577	3.152
OR2	AU	1	0.005	30	1.008	5.950	2.439	2.420
OR3	AU	1	0.005	40	1.680	17.496	4.183	2.490
OR4	AU	1	0.005	30	1.097	5.593	2.365	2.156
OR5	AU	1	0.001	10	0.797	1.652	1.285	1.612
OR6	AU	1	0.001	25	1.378	9.891	3.145	2.282
OR7	AU	1	0.026	2	0.469	0.230	0.480	1.021
OR20	AU	1	0.001	40	1.153	9.252	3.042	2.639
OR30	AU	1	0.005	12	1.475	6.827	2.613	1.771
OR40	AU	1	0.010	15	1.190	5.929	2.435	2.046
ORB	AU	1	0.020	1	0.477	0.118	0.343	0.719
TR1	AU	1	0.001	80	1.680	31.967	5.654	3.366
TR2	AU	1	0.001	30	1.116	5.243	2.290	2.052
TR3	AU	1	0.005	69	2.002	41.453	6.438	3.216
TR4	AU	1	0.005	42	0.851	7.310	2.704	3.176
TR5	AU	1	0.010	32	1.020	8.518	2.919	2.861
TR6	AU	1	0.005	112	4.172	322.942	17.971	4.307
TR7	AU	1	0.020	1	0.271	0.075	0.273	1.008
TR20	AU	1	0.005	40	1.189	8.383	2.895	2.434
TR30	AU	1	0.005	37	1.350	15.481	3.935	2.915
TR40	AU	1	0.005	15	1.493	9.856	3.139	2.103
TRB	AU	1	0.110	3	1.092	1.166	1.080	0.989
FR1	AU	1	0.001	80	1.263	12.459	3.530	2.795
FR2	AU	1	0.002	50	1.055	7.677	2.771	2.626
FR3	AU	1	0.005	60	1.225	11.320	3.364	2.746
FR4	AU	1	0.002	30	0.959	5.462	2.337	2.438
FR5	AU	1	0.005	15	0.823	2.811	1.677	2.038
FR6	AU	1	0.005	12	1.222	4.692	2.166	1.772
FR7	AU	1	0.005	15	0.942	2.739	1.655	1.757
FR20	AU	1	0.005	50	1.440	17.634	4.199	2.917
FR30	AU	1	0.005	20	1.254	7.223	2.688	2.143
FR40	AU	1	0.005	20	1.102	4.385	2.094	1.901
FRB	AU	1	0.005	4	0.759	0.693	0.832	1.096
W	AU	1	0.001	125	0.119	0.925	0.962	8.084
WE	AU	1	0.001	60	0.715	5.293	2.301	3.218

Outlier Analysis
Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

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The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping and the variogram top-cut values applied to the data:

Table 10: Variography Top-Cut Values per Domain
Reef	Domain	Commodity	Top Cut g/t	Reef	Domain	Commodity	Top Cut g/t
FR1	1	AU	80	OR20	1	AU	40
FR2	1	AU	50	OR3	1	AU	40
FR20	1	AU	50	OR30	1	AU	12
FR3	1	AU	60	OR4	1	AU	30
FR30	1	AU	20	OR40	1	AU	15
FR4	1	AU	30	OR5	1	AU	10
FR40	1	AU	20	OR6	1	AU	25
FR5	1	AU	15	OR7	1	AU	2
FR6	1	AU	12	ORB	1	AU	1
FR7	1	AU	15	TR1	1	AU	80
FRB	1	AU	4	TR2	1	AU	30
LR1	1	AU	20	TR20	1	AU	15
LR2	1	AU	40	TR3	1	AU	40
LR20	1	AU	20	TR30	1	AU	20
LR3	1	AU	10	TR4	1	AU	20
LR30	1	AU	5	TR40	1	AU	10
LR4	1	AU	20	TR5	1	AU	15
LR40	1	AU	1	TR6	1	AU	20
LR5	1	AU	3	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	2	W	1	AU	60
LRB	1	AU	3	WE	1	AU	60
OR1	1	AU	80	-	-	-	-
OR2	1	AU	30	-	-	-	-

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Table 11: Kriging Capping Values per Domain
Reef	Domain	Commodity	Top Cut g/t	Reef	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-

Variography
Downhole variograms were constructed for each reef and for gold. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains and commodities was 9 m.

Point experimental variograms were generated and modelled for each domain (Refer to Appendix 2).

The Modelled Variogram Parameters
The parameters of the modelled variograms for the Keegan Esaase Project are summarised in Table 12.

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Table 12: Variogram Parameters
Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
LR1	AU	2.18	40.50	87.12	38.97	64.95	9	100	50.08	67.78	9
LR2	AU	2.71	34.38	85.88	37.50	62.50	9	100	38.54	64.37	9
LR3	AU	0.47	30.32	76.88	31.47	42.88	9	100	69.61	75.00	9
LR4	AU	2.67	31.74	55.00	38.81	46.94	9	100	63.10	92.17	9
LR5	AU	2.60	32.76	55.00	53.58	71.46	9	100	75.00	78.28	9
LR6	AU	1.72	37.95	55.00	38.95	111.44	9	100	84.64	95.53	9
LR7	AU	0.04	32.75	55.00	13.21	13.21	9	100	9.15	9.15	9
LR20	AU	1.94	37.23	87.83	62.22	65.19	9	100	101.86	143.56	9
LR30	AU	0.46	31.79	86.02	38.82	187.96	9	100	77.64	139.49	9
LR40	AU	0.06	31.26	99.90	36.06	36.06	9	100	43.05	43.05	9
LRB	AU	0.91	44.66	76.96	28.12	65.27	9	100	70.28	83.55	9
OR1	AU	2.22	40.07	79.17	56.76	68.05	9	100	29.01	77.22	9
OR2	AU	1.78	49.50	87.01	38.98	55.41	9	100	41.25	49.51	9
OR3	AU	1.81	44.58	85.65	23.94	47.78	9	100	39.54	49.25	9
OR4	AU	1.82	35.89	81.58	38.97	55.51	9	100	20.73	91.76	9
OR5	AU	1.82	39.67	55.00	31.13	52.41	9	100	67.77	83.73	9
OR6	AU	2.38	30.27	55.00	69.62	73.15	9	100	94.03	69.04	9
OR7	AU	0.08	32.73	76.56	26.99	36.99	9	100	41.48	45.10	9
OR20	AU	2.16	38.14	55.00	39.96	47.06	9	100	30.88	58.69	9
OR30	AU	4.24	32.45	76.88	85.10	93.27	9	100	81.92	107.57	9
OR40	AU	1.97	45.05	55.00	62.53	62.53	9	100	87.68	87.68	9
ORB	AU	1.55	61.67	89.54	5.60	5.60	9	100	6.40	6.40	9
TR1	AU	2.14	39.97	89.26	38.99	64.99	9	100	52.47	129.98	9
TR2	AU	2.17	37.29	76.84	47.60	43.13	9	100	32.08	79.36	9
TR3	AU	1.99	50.79	76.14	50.12	83.53	9	100	63.42	98.29	9
TR4	AU	1.45	61.67	93.88	45.00	51.36	9	100	90.00	150.00	9
TR5	AU	1.60	48.16	84.38	95.12	124.81	9	100	200.13	84.98	9
TR6	AU	2.72	59.23	59.82	29.53	48.65	9	100	97.21	162.01	9
TR7	AU	1.43	43.74	55.00	6.49	10.81	9	100	12.97	15.91	9
TR20	AU	1.92	45.86	90.81	42.76	84.55	9	100	17.96	63.30	9
TR30	AU	2.87	30.79	55.00	76.94	131.79	9	100	105.85	145.87	9
TR40	AU	1.85	45.71	55.00	77.01	101.30	9	100	154.02	193.97	9
TRB	AU	0.42	56.33	87.04	360.62	360.62	9	100	295.36	295.36	9
FR1	AU	2.22	45.80	85.94	54.87	9.49	9	100	159.44	130.50	9
FR2	AU	2.22	40.91	74.91	71.03	64.96	9	100	89.32	53.33	9
FR3	AU	6.17	32.86	80.50	59.43	31.85	9	100	86.50	76.89	9
FR4	AU	1.98	46.12	55.00	39.07	39.27	9	100	63.22	83.62	9
FR5	AU	1.80	31.13	75.59	59.33	64.93	9	100	126.80	129.88	9
FR6	AU	2.59	34.36	91.89	26.19	42.20	9	100	34.19	29.43	9
FR7	AU	2.29	38.94	75.92	29.58	37.66	9	100	25.13	69.79	9

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FR20	AU	2.49	34.43	75.40	53.17	27.52	9	100	90.32	21.92	9
FR30	AU	3.19	49.15	55.00	42.19	66.03	9	100	61.03	79.27	9
FR40	AU	2.56	39.02	84.88	77.00	52.54	9	100	61.47	77.70	9
FRB	AU	1.83	30.75	75.25	51.35	52.82	9	100	131.75	126.16	9
W	AU	2.20	43.90	97.45	78.04	126.72	9	100	107.54	125.24	9
WE	AU	2.61	36.89	55.00	162.50	162.50	9	100	250.74	250.74	9

Estimation Methodology
Simple and ordinary kriging were undertaken. Simple kriging includes the global mean as a constituent of the kriging equation. Simple kriging is used primarily in areas which are not well defined spatially by data and the mean of the population is included as part of the estimate. For this exercise ordinary kriging was used.

The global means for each domain and reef were determined through the analysis of the statistics of various regularised data set dimensions. Minxcon declustered the data and reviewed the means and average variances of each declustered data set in order to determine the most representative global mean for each domain. Table 13 summarises the global means determined per reef:

Table 13: Global Means
Reef	Domain	Commodity	Global Mean g/t	Reef	Domain	Commodity	Global Mean g/t
FR1	1	AU	1.26	OR2	1	AU	1.01
FR2	1	AU	1.06	OR20	1	AU	1.15
FR20	1	AU	1.44	OR3	1	AU	1.68
FR3	1	AU	1.23	OR30	1	AU	1.48
FR30	1	AU	1.25	OR4	1	AU	1.10
FR4	1	AU	0.96	OR40	1	AU	1.19
FR40	1	AU	1.10	OR5	1	AU	0.80
FR5	1	AU	0.82	OR6	1	AU	1.38
FR6	1	AU	1.22	OR7	1	AU	0.47
FR7	1	AU	0.94	ORB	1	AU	0.48
FRB	1	AU	0.76	TR1	1	AU	1.68
LR1	1	AU	1.11	TR2	1	AU	1.12
LR2	1	AU	1.16	TR20	1	AU	1.19
LR20	1	AU	1.20	TR3	1	AU	2.00
LR3	1	AU	1.11	TR30	1	AU	1.35
LR30	1	AU	0.77	TR4	1	AU	0.85
LR4	1	AU	1.02	TR40	1	AU	1.49
LR40	1	AU	0.50	TR5	1	AU	1.02
LR5	1	AU	0.57	TR6	1	AU	4.17
LR6	1	AU	0.49	TR7	1	AU	0.27
LR7	1	AU	0.45	TRB	1	AU	1.09
LRB	1	AU	0.94	W	1	AU	0.12
OR1	1	AU	1.45	WE	1	AU	0.68

Table 14 summarises the means and variances obtained for each declustered data set. The declustered block size used for the declustering was 80 m x 80 m x 250 m.

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Table 14: Declustered Statistics per Reef
Reef	Domain	Xsize m	Ysize m	Zsize m	Num Blk	Av_AU g/t	Var_AU
LR1	DOM0	80	80	250	20	0.91	0.19
LR2	DOM0	80	80	250	19	1.46	2.89
LR3	DOM0	80	80	250	4	0.67	0.39
LR4	DOM0	80	80	250	13	0.92	0.60
LR5	DOM0	80	80	250	9	0.57	0.08
LR6	DOM0	80	80	250	5	0.47	0.03
LR7	DOM0	80	80	250	1	0.45	-
LR20	DOM0	80	80	250	15	0.88	0.53
LR30	DOM0	80	80	250	6	0.72	0.15
LR40	DOM0	80	80	250	3	0.46	0.01
LRB	DOM0	80	80	250	4	0.90	0.11
OR1	DOM0	80	80	250	46	1.46	4.11
OR2	DOM0	80	80	250	44	1.02	1.11
OR3	DOM0	80	80	250	11	1.48	0.98
OR4	DOM0	80	80	250	26	0.86	0.14
OR5	DOM0	80	80	250	20	0.67	0.09
OR6	DOM0	80	80	250	10	0.89	0.68
OR7	DOM0	80	80	250	4	0.49	0.00
OR20	DOM0	80	80	250	27	1.11	1.08
OR30	DOM0	80	80	250	10	1.98	4.04
OR40	DOM0	80	80	250	7	1.53	0.94
ORB	DOM0	80	80	250	3	0.36	0.05
TR1	DOM0	80	80	250	47	1.46	1.11
TR2	DOM0	80	80	250	40	0.88	0.31
TR3	DOM0	80	80	250	8	2.00	0.71
TR4	DOM0	80	80	250	24	0.77	0.49
TR5	DOM0	80	80	250	12	1.50	2.84
TR6	DOM0	80	80	250	5	3.42	35.53
TR7	DOM0	80	80	250	1	0.27	-
TR20	DOM0	80	80	250	19	1.10	1.46
TR30	DOM0	80	80	250	11	1.55	2.48
TR40	DOM0	80	80	250	6	1.80	4.29
TRB	DOM0	80	80	250	2	0.70	0.35
FR1	DOM0	80	80	250	76	1.11	0.47
FR2	DOM0	80	80	250	58	1.08	0.66
FR3	DOM0	80	80	250	29	1.39	1.79
FR4	DOM0	80	80	250	29	0.91	1.26
FR5	DOM0	80	80	250	15	0.70	0.08
FR6	DOM0	80	80	250	5	1.01	0.24
FR7	DOM0	80	80	250	6	1.04	0.34
FR20	DOM0	80	80	250	28	1.22	0.71
FR30	DOM0	80	80	250	17	1.26	0.69
FR40	DOM0	80	80	250	18	1.10	0.44
FRB	DOM0	80	80	250	12	0.77	0.11
W	DOM0	80	80	250	1136	0.08	0.01
WE	DOM0	80	80	250	447	0.68	0.45

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	59

Resource Reporting
A summary of the estimated resources for the Esaase Gold Project 2012 are provided in the following tables.

Table 15 summarises the Mineral Resources for Esaase Gold Project at September 2012 based on a 0.8 g/t Au cut-off.

The Main Zone refers to all the material inside the wireframes, and the Secondary Zone refer to the economical material outside the wireframes, known as WE or WT.

Table 15: Mineral Resources for Esaase Gold Project 2012 at 0.8 g/t Cut-Off.
Category	Zones	Tonnage	Au	Au
		Mt	g/t	Moz
Measured (M)	Main	16.50	1.78	0.95
	Secondary	1.02	1.32	0.04
	Total Measured	17.52	1.75	0.99
Indicated (I)	Main	42.21	1.76	2.39
	Secondary	9.19	1.55	0.46
	Total Indicated	51.40	1.72	2.85
Total (M&I)		68.92	1.73	3.84
Inferred	Main	9.90	1.76	0.56
	Secondary	12.33	1.75	0.69
	Total inferred	22.23	1.75	1.25
Total		91.15	1.74	5.09
Resource Statement: The Inferred Mineral Resource has a significant degree of uncertainty as to its existence and whether it can be mined economically. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category. The reader is referred to the SAMREC definition of Inferred Mineral Resources. The Mineral Resource model is based on available drill hole sampling data collected over the history of the Project area. The geological and geostatistical estimation was carried out by Antonio Umpire with professional registration CIP 91856, who is independent of the Project. No environmental, permitting, legal, taxation, socio-political, marketing or other issues are expected to materially affect the above Resource estimate and hence have not been used to modify the Mineral Resource estimate. All figures are in metric tonnes. Effective date: 06 November 2012. The Mineral Resources are stated as in situ tonnes. Average Density: 2.50 t/m³. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table. The Issuer’s interest is subject to the right of the Government of Ghana– Royalties and Payments. The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”). The geostatistical models were compiled using ordinary Kriging utilising one meter composites. The cell dimensions of the block model estimated into is 10 m x 10 m x 3 m (X & Y & Z). Conversion to oz - 32.15076.

The following tables are included for comparison purposes.

Table 16: Mineral Resources for Esaase Gold Project 2012 at 0.4 g/t Cut-Off.
Category	Zones	Tonnage	Au	Au
		Mt	g/t	Moz
Measured (M)	Main	27.71	1.30	1.16
	Secondary	2.43	0.88	0.07
	Total Measured	30.14	1.27	1.23
Indicated (I)	Main	75.74	1.24	3.02
	Secondary	23.25	0.95	0.71
	Total Indicated	98.99	1.17	3.73
Total (M&I)		129.13	1.19	4.96
Inferred	Main	18.33	1.22	0.72
	Secondary	31.06	1.04	1.04
	Total Inferred	49.39	1.11	1.76
Total		178.52	1.17	6.72

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Table 17: Mineral Resources for Esaase Gold Project 2012 at 0.6 g/t Cut-Off.
Category	Zones	Tonnage	Au	Au
		Mt	g/t	Moz
Measured (M)	Main	21.86	1.52	1.07
	Secondary	1.52	1.11	0.05
	Total Measured	23.38	1.49	1.12
Indicated (I)	Main	57.30	1.48	2.72
	Secondary	13.95	1.26	0.56
	Total Indicated	71.25	1.44	3.28
Total (M&I)		94.63	1.45	4.40
Inferred	Main	13.83	1.46	0.65
	Secondary	19.76	1.35	0.86
	Total inferred	33.59	1.40	1.51
Total		128.22	1.44	5.91

Table 18: Mineral Resources for Esaase Gold Project 2012 at 1.0 g/t Cut-Off.
Category	Zones	Tonnage	Au	Au
		Mt	g/t	Moz
Measured	Main	12.32	2.08	0.83
	Secondary	0.64	1.57	0.03
	Total Measured	12.96	2.05	0.86
Indicated	Main	31.20	2.06	2.07
	Secondary	6.40	1.83	0.38
	Total Indicated	37.60	2.02	2.45
Total Measured & Indicated		50.56	2.03	3.31
Inferred	Main	7.07	2.11	0.48
	Secondary	8.93	2.08	0.60
	Total inferred	16.00	2.09	1.08
Total		66.56	2.04	4.39

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Table 19: Mineral Resources for Esaase Gold Project 2012 for the Main and Secondary Zones at Various Cut-Off Grades.

Resource Category	Cut-Off Grade	Tonnage	Au	Au
	g/t	Mt	g/t	Moz
Measured (M)	0	71.27	0.58	1.32
	0.1	41.54	0.98	1.31
	0.2	36.52	1.1	1.29
	0.3	33.33	1.18	1.26
	0.4	30.15	1.27	1.23
	0.5	26.7	1.37	1.18
	0.6	23.37	1.49	1.12
	0.7	20.26	1.62	1.06
	0.8	17.52	1.76	0.99
	0.9	15.06	1.9	0.92
	1	12.97	2.06	0.86
	1.1	11.26	2.21	0.8
	1.2	9.8	2.37	0.75
	1.3	8.61	2.53	0.7
	1.4	7.59	2.68	0.65
Indicated (I)	0	836.36	0.16	4.25
	0.1	148.42	0.86	4.11
	0.2	129.29	0.97	4.02
	0.3	114.83	1.06	3.91
	0.4	98.99	1.17	3.73
	0.5	83.96	1.3	3.51
	0.6	71.25	1.43	3.29
	0.7	60.55	1.57	3.06
	0.8	51.4	1.72	2.84
	0.9	43.92	1.87	2.64
	1	37.6	2.02	2.45
	1.1	32.45	2.18	2.27
	1.2	28.1	2.34	2.11
	1.3	24.58	2.49	1.97
	1.4	21.6	2.65	1.84
Inferred	0	10,755.61	0.01	3.73
	0.1	80.24	0.78	2
	0.2	69.32	0.88	1.95
	0.3	58.31	0.99	1.86
	0.4	49.39	1.11	1.76
	0.5	41.33	1.24	1.65
	0.6	33.59	1.4	1.51
	0.7	26.62	1.59	1.36
	0.8	22.23	1.76	1.26
	0.9	19.03	1.91	1.17
	1	16	2.09	1.08
	1.1	13.79	2.26	1
	1.2	11.77	2.45	0.93
	1.3	10.21	2.63	0.87
	1.4	8.86	2.83	0.81

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Table 20: Mineral Resources for Esaase Gold Project 2012 for the Main Zone at Various Cut-Off Grades.
Resource Category	Cut-Off Grade	Tonnage	Au	Au
	g/t	Mt	g/t	Moz
Measured (M)	0.0	67.74	0.57	1.25
	0.1	38.01	1.01	1.23
	0.2	33.09	1.14	1.21
	0.3	30.31	1.22	1.19
	0.4	27.71	1.30	1.16
	0.5	24.78	1.40	1.12
	0.6	21.86	1.52	1.07
	0.7	19.03	1.65	1.01
	0.8	16.50	1.78	0.95
	0.9	14.22	1.93	0.88
	1.0	12.32	2.08	0.83
	1.1	10.75	2.24	0.77
	1.2	9.40	2.39	0.72
	1.3	8.29	2.55	0.68
	1.4	7.34	2.70	0.64
Indicated (I)	0.0	799.20	0.13	3.41
	0.1	111.35	0.91	3.27
	0.2	93.75	1.06	3.19
	0.3	84.30	1.15	3.12
	0.4	75.74	1.24	3.02
	0.5	66.05	1.36	2.88
	0.6	57.30	1.48	2.72
	0.7	49.33	1.61	2.56
	0.8	42.21	1.76	2.39
	0.9	36.23	1.91	2.22
	1.0	31.20	2.06	2.07
	1.1	26.96	2.22	1.93
	1.2	23.46	2.38	1.80
	1.3	20.59	2.54	1.68
	1.4	18.18	2.70	1.58
Inferred	0.0	10706.34	0.01	2.54
	0.1	31.62	0.80	0.81
	0.2	24.46	0.99	0.78
	0.3	20.81	1.12	0.75
	0.4	18.33	1.22	0.72
	0.5	16.01	1.34	0.69
	0.6	13.83	1.46	0.65
	0.7	11.72	1.61	0.61
	0.8	9.90	1.76	0.56
	0.9	8.35	1.93	0.52
	1.0	7.07	2.11	0.48
	1.1	6.04	2.29	0.45
	1.2	5.15	2.49	0.41
	1.3	4.47	2.68	0.39
	1.4	3.92	2.87	0.36

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Table 21: Mineral Resources for Esaase Gold Project 2012 for the Secondary Zone at Various Cut-Off Grades.
Resource Category	Cut-Off Grade	Tonnage	Au	Au
	g/t	Mt	g/t	Moz
Measured (M)	0	3.53	0.7	0.08
	0.1	3.53	0.7	0.08
	0.2	3.43	0.71	0.08
	0.3	3.02	0.78	0.08
	0.4	2.43	0.88	0.07
	0.5	1.92	0.99	0.06
	0.6	1.52	1.11	0.05
	0.7	1.23	1.22	0.05
	0.8	1.02	1.32	0.04
	0.9	0.83	1.43	0.04
	1	0.64	1.57	0.03
	1.1	0.51	1.7	0.03
	1.2	0.4	1.86	0.02
	1.3	0.32	2.01	0.02
	1.4	0.25	2.18	0.02
Indicated (I)	0	37.16	0.7	0.84
	0.1	37.07	0.71	0.84
	0.2	35.54	0.73	0.83
	0.3	30.52	0.81	0.79
	0.4	23.25	0.95	0.71
	0.5	17.91	1.1	0.63
	0.6	13.95	1.26	0.56
	0.7	11.21	1.4	0.51
	0.8	9.19	1.55	0.46
	0.9	7.69	1.68	0.42
	1	6.4	1.83	0.38
	1.1	5.48	1.96	0.35
	1.2	4.65	2.11	0.32
	1.3	3.99	2.25	0.29
	1.4	3.42	2.41	0.26
Inferred	0	49.27	0.75	1.2
	0.1	48.63	0.76	1.19
	0.2	44.87	0.81	1.18
	0.3	37.5	0.92	1.11
	0.4	31.06	1.04	1.04
	0.5	25.32	1.18	0.96
	0.6	19.76	1.35	0.86
	0.7	14.9	1.58	0.76
	0.8	12.33	1.75	0.69
	0.9	10.68	1.89	0.65
	1	8.93	2.08	0.6
	1.1	7.75	2.23	0.56
	1.2	6.62	2.42	0.51
	1.3	5.75	2.6	0.48
	1.4	4.94	2.8	0.44

Effective Date of Mineral Resource
The effective date of the above Mineral Resource Estimation is 6 November 2012.

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Historical Mineral Resource – Reconciliation

Table 22: Reconciliation between the Coffey, September 2011 Resource Declaration and the Minxcon November 2012 Mineral Resource Estimate

Resource Category	Cut-off Au	Coffey 2011	Minxcon 2012	Difference
	g/t	Tonnage Mt		%
Measured	0.8	3.26	17.52	81%
Indicated	0.8	55.16	51.4	-7%
Inferred	0.8	27.14	22.23	-18%
		Au g/t
Measured	0.8	1.5	1.76	17%
Indicated	0.8	1.6	1.72	7%
Inferred	0.8	1.5	1.76	17%
		Au Moz
Measured	0.8	0.16	0.99	84%
Indicated	0.8	2.78	2.84	2%
Inferred	0.8	1.3	1.26	-3%

There is a marked difference in tonnage between the Measured Mineral Resources category for Coffey, September 2011 Mineral Resource Declaration and the Minxcon September 2012 Mineral Resource Declaration. The Coffey Measured Mineral Resource category is based on a drill hole spacing of 20m or closer. This resulted in a very small proportion of the entire ore body (4%) being classified as measured. The resource estimation is based on 1187 close spaced drill holes (Figure 17) with more than 200,000 m of drilling. Minxcon resource classification is based on not only the drill hole spacing, but also takes cognisance of geological relationships, number of samples used for a block estimate, kriging efficiency, lower confidence limit, regression slope and variogram ranges which represent grade continuity. These parameters are all well within the confidence required for a measured category. Although there is a marked increase in the measured resource category, the tonnes in this category represent only 19% of the total tonnes. Figure 20 shows the measured mineral resource area in relationship to the total resource area.

The tonnage for Inferred is lower for Minxcon as some of this material was allocated to the Indicated category, due to the amount of new data acquired and thus the improved delineation of the economical areas.

The higher grades in the Minxcon model are a result of a more selective mining scenario and better definition of higher grades which is appropriate for this type of mineralisation. Coffey used in the September 2011 estimation, larger block estimates resulting in a smooth grade profile, especially at higher grade cut-offs. Previous work by Coffey with a different approach, show similar or even high grades at specific cut-offs.

The improved modelled grades within the same estimated volume, at the same cut-off, have also resulted in an increase in metal content.

Item 14 (b)	– Disclosure Requirements for Mineral Resources
The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The grade estimates have been classified as Measured, Indicated and Inferred in accordance with NI 43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation.

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Key criteria for drilling, sampling and geology are tabulated below in

Table 23: Confidence Levels of Key Criteria for Drilling, Sampling and Geology
Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been identified. Recent improvements have been noted.	Moderate
Verification of Sampling and Assaying	Dedicated drill hole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution
Core mineralisation defined on a notional 40 mE by 40 mN drill spacing with a small area drilled at 20 mE by 20 mN. Other areas more broadly spaced to approximately 80 mN spaced lines (40 mE spacing) reflecting a lower confidence.
Moderate to High
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation
The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.
Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material

The following aspects or parameters are considered from a geostatistical aspect:-
1.	Number of samples used to estimate a specific block:
a.	Measured: at least 4 drill holes within variogram range and a minimum of 16 one-meter composited samples;
b.	Indicated: at least 2 drill holes within variogram range and a minimum of 8 one-meter composite samples;
c.	Inferred: 1 drill hole within search range.
2.	Distance to sample (variogram range):
a.	Measured: at least within 60% of variogram range;
b.	Indicated: within variogram range;
c.	Inferred: further than variogram range and within geological expected limits.
3.	Lower confidence limit (blocks):
a.	Measured: less than 20% from mean (80% confidence);
b.	Indicated: 20–40% from mean (80–60% confidence);
c.	Inferred: more than 40% (less than 60% confidence).
4.	Kriging efficiency:

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a.	Measured: more than 40%;
b.	Indicated: 10–40%;
c.	Inferred: less than 10%.
5.	Deviation from lower 90% confidence limit (data distribution within Resource area considered for classification):
a.	Measured: less than 10% deviation from mean;
b.	Indicated: 10–20%;
c.	Inferred: more than 20%.

The definition of a Measured Mineral Resource in the SAMREC Code requires that the nature, quality, amount and distribution of data are such as to leave the Competent Person with no reasonable doubt that the tonnages and grade of the mineralisation can be estimated to within close limits and any variation within these limits would not materially affect the economics of extraction. Minxcon reviewed the spatial distribution of the drill hole data, the robustness of the kriged model and the krig model check parameters for the area classified into Measured Resource. It is Minxcon’s opinion that the geological model is well understood and defined in this area, and further drilling would not affect any material changes to the tonnages and grades.

The definition of Indicated Mineral Resource in the SAMREC Code states that there should be sufficient confidence for mine design, mine planning or economic studies. Minxcon is of the opinion that there is sufficient confidence in the estimate of the Indicated Resource areas to allow the appropriate application of technical and economic parameters and enable an evaluation of economic viability.

Wireframes were constructed to delineate Measured, Indicated and Inferred Resources for each domain. Minxcon used the Coffey Mineral Resource category boundaries (wireframes) as a template to determine the new resource category areas. The resource areas determined by Minxcon are similar to Coffey with an estimated 5% difference between the Coffey 2011 resource category boundaries and the Minxcon 2012 resource boundaries.

The following numeric resource category codes were assigned into the block model, based on the categorisation criteria listed above:
•	Measured Resource: RESCAT = 1;
•	Indicated Resource: RESCAT = 2; and
•	Inferred Resource: RESCAT = 3.

The following figures summarise the Mineral Resource classification areas, as well as the grades associated with Mineral Resource classification as well as the grade versus tonnage curves.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	67

Figure 20: Mineral Resource Classification of Esaase

Figure 21: Section of the Mineral Resource Classification of Esaase with Search Volumes

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Figure 22: Section of the Mineral Resource Classification of Esaase with Number of Samples

 Figure 23: Plan View Indicator AUOK Grades

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Figure 24: West East Section View of Indicator AUOK Grades

Figure 25: West East Section View of Indicator AUOK Grades with Intersection Drill holes

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Figure 26: Plan View of AUOK Grades

Figure 27: West East Section of AUOK Grades

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Figure 28: West East Section 2 of AUOK Grades

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Figure 29: Section Comparison showing the resolution difference between the original model and the 2012 Minxcon geological model.

The grade versus tonnage curves for the measured, indicated and inferred resource categories are depicted in Figure 30.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	73

Figure 30: Grade Tonnage curves for Measured, Indicated and Inferred mineral resource categories.

Item 14 (c)	– Factors Affecting Mineral Resource Estimates

Effect of Modifying Factors

i)	- Effect of Modifying Factors

Modifying factors such as taxation, socio-economic, marketing or political factors have not been taken into account.

ii)	- Technical Parameters Affecting the Resource Declaration

No mining or plant recovery factors have been built into the Mineral Resource model

Interpretation and Conclusions
Exploration and drilling since 2006 has resulted in the identification of a hitherto unrecognised large gold mineralised body at the Esaase Gold Deposit. To date, reverse circulation and diamond drilling has been completed at an adequate density to define Measured, Indicated and Inferred Mineral Resources at the Esaase Gold Deposit. Grade Estimation of these categorised resources has been developed via Multiple Indicator Kriging with indirect lognormal change of support together with Ordinary Kriging. Mineralisation is currently open, particularly to the south and down dip. Additional satellite areas have been identified to the west and northwest of the main mineralisation and this mineralisation has been incorporated to form part of the current resource.

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Figure 31 compiles exploration results of both soil and VTEM geophysical data. North-south to Northeast mineralised structures are interpreted on the basis of both soil and geophysical anomalies, and those that warrant further exploration are indicated.

Figure 31: Summary Geophysical (VTEM 92 m LEI) and Geochemical (Gold-in-Soils) Map

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ITEM 15  – MINERAL RESERVE ESTIMATES

This section does not form part of the scope of this technical document.

ITEM 16  – MINING METHODS

This section does not form part of the scope of this technical document.

ITEM 17  – RECOVERY METHODS

This section does not form part of the scope of this technical document.

ITEM 18  – PROJECT INFRASTRUCTURE

This section does not form part of the scope of this technical document.

ITEM 19  – MARKET STUDIES AND CONTRACTS

This section does not form part of the scope of this technical document.

ITEM 20  – ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section does not form part of the scope of this technical document.

ITEM 21  – CAPITAL AND OPERATING COSTS

This section does not form part of the scope of this technical document.

ITEM 22  – ECONOMIC ANALYSIS

This section does not form part of the scope of this technical document.

ITEM 23  – ADJACENT PROPERTIES

There are a number of operating mines in proximity (<100 km) to the Esaase Gold Project. They include gold deposits such as the Obuasi project operated by AngloGold Ashanti, the Chirano Gold project that is being operated by Kinross Gold and the Akyem Gold project that is currently being developed by Newmont Mining.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	76

ITEM 24  – OTHER RELEVANT DATA AND INFORMATION

There is no other information, to the knowledge of Minxcon, which is considered relevant to this technical report.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	77

ITEM 25  – INTERPRETATION AND CONCLUSIONS

Mineral Resources
•	The Esaase Gold Project Mineral Resource estimation indicates reasonable prospects for economic extraction.

•	The Esaase Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resources.

The data used in the report has mainly relied data supplied by the client in the form of reports as well as drill hole files in order to compile this NI43-101 report. Minxcon assumes the data provided is sufficient for the compilation of the NI43-101 report.

ITEM 26  – RECOMMENDATIONS

Minxcon recommends the following for Keegan Esaase Project:
Mineral Resources
•	Minxcon recommends to use the IK (Indicator Kriging) methodology as a template to redefine the mineral zones and to re build new wireframes taking in consideration the lithological pattern.

•	Minxcon recommends to conduct petrographical studies than can help to better understand the mineralisation of the ore body.

•	Minxcon recommends that the revised resource estimate, covered by this document should be utilised for the Pre-feasibility Study that is currently being conducted by DRA.

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	78

ITEM 27  – REFERENCES

Asiedu, D.K., Asamoah Sakayi, P., Banoeng Yakubo, B., Dampare,S.B., Osae, S., Manu, J., and  Nyarko, B.J.B.. (2004) Geochemistry of Paleoproterozoic metasedimentary rocks from the Birim diamondiferous field, southern Ghana: Implications for provenance and crustal evolution at the Archean-Proterozoic boundary. Geochemical Journal vol 38, pp. 215-228.

Central Intelligence Agency – World Factbook: www.cia.gov/library/publications/the-worldfactbook/ geos/gh.html
Davis, D.W., Hirdes, W., Shaltegger, E., and Nunoo, 1994, U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa, Precambrian Research, v.67, pp.89-107.

Eisenlohr, B.N. (1989), The structural geology of Birimian and Tarkwaian rocks of southwest Ghana. Rep. Arch. BGR, 66pp.

Esaase Gold Project, Ghana. MINEWPER00680AH., NI43-101 Technical Report. November 2011

Innocent Akwayena of REM Law Consultancy (Feb 2011), Legal opinion of status of tenure associated with the Project.

Keegan Resources official WebSite (2012) http://www.keeganresources.com/s/Esaase_Project.asp?reportid=144016

Klemd, R., Hünken, U., Olesch, M., Metamorphism of the Country Rocks Hosting Gold-sulphide-bearing quartz veins in the Paleoproterozoic southern Kibi-Winneba belt (SE-Ghana), Journal of African Earth Sciences, Vol. 53, Issue 2, August 2002., pp. 199-211

Klipfel, P. (2009) Summary Geologic Report on the Esaase Property, Mineral Resource Services, Private Report for Keegan Resources Inc., 46 p.

Lycopodium Minerals Pty Ltd (September 2011), Esaase Gold Project – Pre_Feasibility Study.

Milesi, J.P., Ledru, P., Feybesse, J.L., Dommanget, A., and Marcoux, E., 1992, Early
Proterozoic ore deposits and tectonics of the Birimian orogenic belt, West Africa,
Precambrian Research, v. 58, pp. 305-344.

Perrouty, S., Ailleres, L., Jessell, M.W., Baratoux, L., Bourassa, Y., Crawford, B., (2012) Revised Eburnean geodynamic evolution of the gold-rich southern Ashanti Belt, Ghana, with new field and geophysical evidence of pre-Tarkwaian deformations. Elsevier, Precambrian Research. Vol 204-205, pp. 12–39

RSG Global Pty. Ltd. (May 2007), Esaase Gold Project – Structural Controls on Gold Mineralisation in the Esaase Project Area – Dr John V Smith.

RSG Global Pty. Ltd. (Jan – July 2007), Various Internal memorandums to Keegan – Beau Nicholls.

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	79

Appendix 1: Histograms and Probability Plots

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	88

Appendix 2: Variograms

Variogram for Reef: Fr1

VARIOGRAM
0.0
0.5
1.0
1.5
2.0
0
50
100
150
200
250
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 1.02

Structure	Range X	Range Y	Range Z	C Value	Sill
1	54.9	9.5	16.1	0.89	1.91
2	159.4	130.5	16.4	0.31	2.22

Variogram for Reef: Fr2

VARIOGRAM
0
1
2
3
0
50
100
150
200
250
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.91

Structure	Range X	Range Y	Range Z	C Value	Sill
1	71.0	55.0	50.9	0.75	1.66
2	89.3	53.3	181.9	0.56	2.22

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	89

Variogram for Reef: Fr3

VARIOGRAM
Azi / Dip
90.0 / 0.0
0.0 / 0.0
Directionless
S2
S1

Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 2.03

Structure	Range X	Range Y	Range Z	C Value	Sill
1	59.4	31.8	6.6	2.94	4.97
2	86.5	76.9	6.0	1.20	6.17

Variogram for Reef: Fr4

VARIOGRAM
DISTANCE
Azi / Dip
90.0 / 0.0
0.0 / 0.0
Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.92

Structure	Range X	Range Y	Range Z	C Value	Sill
1	39.1	39.3	42.5	0.18	1.09
2	63.2	83.6	40.7	0.89	1.98

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	90

Variogram for Reef: Fr5

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.56

Structure	Range X	Range Y	Range Z	C Value	Sill
1	59.3	64.9	83.5	0.80	1.36
2	126.8	129.9	145.4	0.44	1.80

Variogram for Reef: Fr6

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.89

Structure	Range X	Range Y	Range Z	C Value	Sill
1	26.2	42.2	52.5	1.49	2.38
2	34.2	29.4	105.0	0.21	2.59

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	91

Variogram for Reef: Fr7

VARIOGRAM
DISTANCE
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.89

Structure	Range X	Range Y	Range Z	C Value	Sill
1	29.6	37.7	57.9	0.85	1.74
2	25.1	69.8	111 2	0 55	2.29

Variogram for Reef: Fr20

VARIOGRAM
DISTANCE
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.90

Structure	Range X	Range Y	Range Z	C Value	Sill
1	45.0	51.4	105.0	0.47	1.37
2	90.0	150.0	106 2	0 09	1.45

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	92

Variogram for Reef: Fr30

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 1.57

Structure	Range X	Range Y	Range Z	C Value	Sill
1	42.2	66.0	97.2	0.19	1.76
2	61.0	79.3	143.7	1.44	3.19

Variogram for Reef: Fr40

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 1.00

Structure	Range X	Range Y	Range Z	C Value	Sill
1	77.0	52.5	51.6	1.17	2.17
2	61.5	77.7	110.2	0.39	2.56

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	93

Variogram for Reef: FrB

VARIOGRAM
DISTANCE
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless
S2
S1

Log Variogram   Grade: AU

2 Structure Anisotropic Model, Nugget = 0.56

Structure	Range X	Range Y	Range Z	C Value	Sill
1	51.4	52.8	90.9	0.81	1.37
2	131.8	126.2	181.8	0.45	1.83

Variogram for Reef: Tr1

VARIOGRAM
DISTANCE
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless
S2
S1

Log Variogram   Grade: AU

2 Structure Anisotropic Model, Nugget = 0.86

Structure	Range X	Range Y	Range Z	C Value	Sill
1	39.0	65.0	91.0	1.05	1.91
2	52.5	130.0	182.0	0.23	2.14

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	94

Variogram for Reef: Tr2

VARIOGRAM
DISTANCE
0
50
100
150
200
1
2
3
S2
S1
X
Y
Z
Azi / Dip
90.0 / 0.0
0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model. Nugget = 0.81

Structure	Range X	Range Y	Range Z	C Value	Sill
1	42.6	43.1	72.6	0.86	1.62
2	32.1	79.4	45.7	0.50	2.17

Variogram for Reef: Tr3

VARIOGRAM
DISTANCE
0
50
100
150
200
250
300
1
2
3
S2
S1
X
Y
Z
Azi / Dip
90.0 / 0.0
0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model. Nugget = 1.01

Structure	Range X	Range Y	Range Z	C Value	Sill
1	50.1	83.5	116.9	0.50	1.51
2	63.4	98.3	147.2	0.47	1.99

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	95

Variogram for Reef: Tr4

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.92

Structure	Range X	Range Y	Range Z	C Value	Sill
1	45.0	75.0	105.0	0.01	0.93
2	108.9	150.0	210.0	0.53	1.45

Variogram for Reef: Tr5

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.77

Structure	Range X	Range Y	Range Z	C Value	Sill
1	95.1	124.8	140.0	0.58	1.35
2	200.1	85.0	178.4	0.25	1.60

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	96

Variogram for Reef: Tr6

VARIOGRAM
DISTANCE
Azi / Dip
0.0 / 0.0
Directionless
S2
S1

Log Variogram   Grade: AU

2 Structure Anisotropic Model,   Nugget =   1.61

Structure	Range X	Range Y	Range Z	C Value	Sill
1	29.5	48.6	58.9	0.02	1.63
2	97.2	162.0	226.8	1.09	2.72

Variogram for Reef: Tr7

VARIOGRAM
DISTANCE
Azi / Dip
0.0 / 0.0
Directionless
S2
S1

Log Variogram   Grade: AU

2 Structure Anisotropic Model,   Nugget =   0.62

Structure	Range X	Range Y	Range Z	C Value	Sill
1	6.5	10.8	15.1	0.16	0.79
2	13.0	15.9	30.3	0.64	1.43

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	97

Variogram for Reef: Tr20

VARIOGRAM
DISTANCE
0.0
0.5
1.0
1.5
2.0
2.5
0
100
200
300
400
500
600
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.88

Structure	Range X	Range Y	Range Z	C Value	Sill
1	42.8	84.6	172.4	0.86	1.75
2	18.0	63.3	240.4	0.18	1.92

Variogram for Reef: Tr30

VARIOGRAM
DISTANCE
0
1
2
3
4
5
0
100
200
300
400
500
600
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.88

Structure	Range X	Range Y	Range Z	C Value	Sill
1	76.9	131.8	226.5	0.69	1.58
2	105.8	145.9	237.8	1.29	2.87

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	98

Variogram for Reef: Tr40

VARIOGRAM
DISTANCE
0
100
200
300
400
500
1
2
3
4
5
S2
S1
Azi / Dip
0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model. Nugget = 0.60

Structure	Range X	Range Y	Range Z	C Value	Sill
1	77.0	61.4	179.7	0.42	1.02
2	154.0	154.5	359.4	0.83	1.85

Variogram for Reef: TrB

VARIOGRAM
DISTANCE
0
100
200
300
400
500
600
1
S2
S1
Azi / Dip
Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget = 0.80

Structure	Range	C Value	Sill
1	360.6	0.24	1.04
2	295.4	0.15	1.19

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	99

Variogram for Reef: Or1

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.89

Structure	Range X	Range Y	Range Z	C Value	Sill
1	56.8	58.0	72.5	0.87	1.75
2	29.0	77.2	85.7	0.46	2.22

Variogram for Reef: Or2

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.88

Structure	Range X	Range Y	Range Z	C Value	Sill
1	39.0	55.4	91.0	0.67	1.55
2	41.2	49.5	181.9	0.23	1.78

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	100

Variogram for Reef: Or3

VARIOGRAM
DISTANCE
0
1
2
3
4
50
100
150
200
250
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model Nugget = 0.81

Structure	Range X	Range Y	Range Z	C Value	Sill
1	23.8	47.8	90.8	0.74	1.55
2	39.5	49.3	181.6	0.26	1.81

Variogram for Reef: Or4

VARIOGRAM
DISTANCE
0
1
2
3
4
50
100
150
200
250
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model Nugget = 0.65

Structure	Range X	Range Y	Range Z	C Value	Sill
1	39.0	55.5	26.9	0.83	1.49
2	20.7	91.8	37.5	0.34	1.82

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	101

Variogram for Reef: Or5

VARIOGRAM
DISTANCE
0
50
100
150
200
250
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.72

Structure	Range X	Range Y	Range Z	C Value	Sill
1	31.1	52.4	74.0	0.28	1.00
2	67.8	83.7	123.9	0.82	1.82

Variogram for Reef: Or6

VARIOGRAM
DISTANCE
0
50
100
150
200
250
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.80

Structure	Range X	Range Y	Range Z	C Value	Sill
1	69.6	73.2	90.6	1.04	1.84
2	94.0	69.0	181.3	1.51	3.35

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	102

Variogram for Reef: Or7

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.25

Structure	Range X	Range Y	Range Z	C Value	Sill
1	27.0	37.0	44.7	0.51	0.77
2	41.6	45.1	89.4	0.23	1.00

Variogram for Reef: Or20

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.82

Structure	Range X	Range Y	Range Z	C Value	Sill
1	40.0	47.1	52.7	0.36	1.19
2	30.9	58.7	84.8	0.97	2.16

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	103

Variogram for Reef: Or30

VARIOGRAM
DISTANCE
0
50
100
150
200
1
2
3
4
5
6
S2
S1
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model. Nugget = 0.86

Structure	Range X	Range Y	Range Z	C Value	Sill
1	85.1	93.3	70.0	1.60	2.46
2	81.9	107.6	140.0	0.74	3.20

Variogram for Reef: Or40

VARIOGRAM
DISTANCE
0
50
100
150
200
250
1
2
3
4
5
6
S2
S1
Azi / Dip
0.0 / 0.0
D Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget = 0.89

Structure	Range	C Value	Sill
1	62.5	0.20	1.08
2	87.7	0.89	1.97

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	104

Variogram for Reef: OrB

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
Directionless

Log Variogram   Grade: AU

2 Structure Isotropic Model. Nugget = 0.96

Structure	Range	C Value	Sill
1	5.6	0.43	1.39
2	6.4	0.16	1.55

Variogram for Reef: Lr1

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
Directionless

Log Variogram   Grade: AU

2 Structure Anisotropic Model. Nugget = 0.88

Structure	Range X	Range Y	Range Z	C Value	Sill
1	39.0	65.0	90.9	1.02	1.90
2	50.1	67.8	181.9	0.28	2.18

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Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	105

Variogram for Reef: Lr2

VARIOGRAM
DISTANCE
0
1
2
3
4
5
0
50
100
150
200
250
X
Y
Z
S2
S1
Azi / Dip
90.0 / 0.0
0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.93

Structure	Range X	Range Y	Range Z	C Value	Sill
1	37.5	62.5	82.5	1.39	2.32
2	38.5	64.4	113.8	0.38	2.71

Variogram for Reef: Lr3

VARIOGRAM
DISTANCE
0
1
2
3
4
5
6
7
8
9
10
0
25
50
75
100
125
150
X
Y
Z
S2
S1
Azi / Dip
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.78

Structure	Range X	Range Y	Range Z	C Value	Sill
1	31.5	42.9	52.5	1.66	2.44
2	69.6	75.0	105.0	0.73	3.17

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	106

Variogram for Reef: Lr4

VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.85

Structure	Range X	Range Y	Range Z	C Value	Sill
1	38.8	46.9	90.6	0.62	1.47
2	63.1	92.2	117.7	1.20	2.67

Variogram for Reef: Lr5

VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.85

Structure	Range X	Range Y	Range Z	C Value	Sill
1	53.6	71.5	87.5	0.58	1.43
2	75.0	78.3	95.9	1.17	2.60

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	107

Variogram for Reef: Lr6

VARIOGRAM
DISTANCE
0
2
4
6
50
100
150
200
250
S2
S1
Azi / Dip
0.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.65

Structure	Range X	Range Y	Range Z	C Value	Sill
1	39.0	111.4	90.9	0.29	0.95
2	84.6	95.5	181.8	0.77	1.72

Variogram for Reef: Lr7

VARIOGRAM
DISTANCE
0
1
2
3
4
5
10
15
S2
S1
Azi / Dip
Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model, Nugget = 0.91

Structure	Range	C Value	Sill
1	13.2	1.16	2.07
2	9.1	1.69	3.76

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	108

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	109

Prepared by Minxcon (Pty) Ltd

Qualified Persons’ Report on Esaase Gold Project, Ashanti Region Ghana	110

Variogram for Reef: W

VARIOGRAM
DISTANCE
Azi / Dip
X 90.0 / 0.0
Y 0.0 / 0.0
Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.96

Structure	Range X	Range Y	Range Z	C Value	Sill
1	78.0	126.7	227.4	1.18	2.14
2	107.5	125.2	216.7	0.06	2.20

Variogram for Reef: WE

VARIOGRAM
DISTANCE
Azi / Dip
D Directionless
S2
S1

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget = 0.93

Structure	Range	C Value	Sill
1	210.9	0.51	1.43
2	472.8	1.17	2.61